Notice of
2016
Annual Meeting
of Stockholders

EXPRESS

EXPRESS

Columbus, Ohio
May 5, 2016

**LETTER TO OUR STOCKHOLDERS
FROM THE BOARD OF DIRECTORS**

2015 was notable due to a successful CEO transition, strong financial performance, and significant progress against the objectives set forth by the Company at the beginning of the year. As a Board we remain fully committed to effective oversight to support Express and its management team in the execution of its strategic plan, delivering excellent operating results, and creating attractive stockholder returns.

We are pleased to share with you a few financial highlights from the year, along with a summary of some of the significant executive compensation and governance changes we have made in response to stockholder feedback, and changes to our Board leadership structure. We encourage you to review our annual report and this proxy statement in full for additional information.

Financial Results. Total stockholder return was equal to 30% for 2015 and adjusted diluted earnings per share increased by 79% year over year to $1.45 in 2015.

Capital Utilization. Strong cash flow allowed Express to continue investing in the business and to enhance the capital structure for the benefit of stockholders. In 2015, Express redeemed all $200.9 million of its outstanding long-term debt and repurchased approximately 3.8 million shares of its common stock for $68.6 million. Additionally, in the first quarter of 2016, Express used an additional $41.5 million to repurchase approximately 2.5 million shares of common stock.

Stockholder Rights Plan. In response to stockholder feedback, the Board terminated the Stockholder Rights Plan, effective March 29, 2016.

Executive Compensation. The 2015 CEO compensation package for David Kornberg provided for target total direct compensation below the median of the Company's peer group and includes performance-based restricted stock unit awards with three-year performance targets.

Board Leadership. As part of the Company's succession plan and following the successful CEO transition, Michael Weiss will retire from the Board at the Company's Annual Meeting and will assume the honorary title of Chairman Emeritus in recognition of his extraordinary contributions to Express. I will assume the role of independent Chairman of the Board and Peter Swinburn will assume the role of Chair of the Compensation and Governance Committee. Michael Devine will continue to serve as Chair of the Audit Committee.

Board Composition. We know that having the right combination of director skills and experience is necessary for effective oversight. We are currently engaged in a formal search to add one additional director to the Board to complement the skills and experience our existing directors bring.

In closing, we want to express our deepest gratitude to Michael Weiss who is retiring from the Board after more than 30 years of service to Express. Michael's vision, leadership, and lasting contributions have established Express as one of the most iconic fashion brands in the world and we wish him all the very best in his well-deserved retirement.

On behalf of the entire Board of Directors, thank you for your continued support.



Mylle H. Mangum
Lead Director

EXPRESS

Notice of
2016 Annual Meeting of Stockholders

Time and Date	8:30 a.m., Eastern Daylight Time, on Wednesday, June 8, 2016
Place	Express Corporate Headquarters, 1 Express Drive, Columbus, OH 43230
Items of Business	1. Election of Class III director;
	2. Advisory vote to approve executive compensation (say-on-pay);
	3. Ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016; and
	4. Such other business as may properly come before the meeting.
Record Date	Holders of record of the Company's common stock at the close of business on April 11, 2016 are entitled to notice of and to vote at the 2016 Annual Meeting of Stockholders or any adjournment or postponement thereof.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the 2016 Annual Meeting of Stockholders, we urge you to vote your shares now in order to ensure the presence of a quorum.

Stockholders of record may vote:

1. By Internet: go to www.proxyvote.com;

2. By toll-free telephone: call (800) 690-6903; or

3. By mail: mark, sign, date, and promptly mail the enclosed proxy card in the postage-paid envelope.

Beneficial Stockholders. If you hold your shares through a broker, bank, or other nominee, follow the voting instructions you receive from your broker, bank, or other nominee, as applicable, to vote your shares.

By Order of the Board of Directors,

Lacey Bundy

Lacey Bundy
Senior Vice President, General Counsel and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 8, 2016: this Notice of Annual Meeting and Proxy Statement and our 2015 Annual Report are available in the investor relations section of our website at www.express.com/investor. Additionally, and in accordance with the Securities and Exchange Commission ("SEC") rules, you may access our proxy materials at www.proxyvote.com, a site that does not have "cookies" that identify visitors to the site.

Table of Contents

This proxy statement is issued in connection with the solicitation of proxies by the Board of Directors of Express, Inc. for use at the 2016 Annual Meeting of Stockholders and at any adjournment or postponement thereof. On or about May 5, 2016, we will begin distributing print or electronic materials regarding the annual meeting to each stockholder entitled to vote at the meeting. Shares represented by a properly executed proxy will be voted in accordance with instructions provided by the stockholder.

Proxy Statement Summary Information

The Board of Directors (the "Board") of Express, Inc. (the "Company") is soliciting your proxy to vote at the Company's 2016 Annual Meeting of Stockholders (the "Annual Meeting"), or at any postponement or adjournment of the Annual Meeting. To assist you in your review of this proxy statement, we have provided a summary of certain information relating to the items to be voted on at the Annual Meeting in this section. For additional information about these topics, please review this proxy statement in full and the Company's Annual Report on Form 10-K for 2015 which was filed with the SEC on March 30, 2016 (the "Annual Report").

We follow a 52/53 week fiscal year that ends on the Saturday nearest to January 31 in each year. Fiscal years in this proxy statement are identified according to the calendar year in which the fiscal year commences. For example, references to "2015," "fiscal 2015," "fiscal year 2015," or similar references refer to the fiscal year ended January 30, 2016 and references to "2014," "fiscal 2014," "fiscal year 2014," or similar references refer to the fiscal year ended January 31, 2015.

In this proxy statement, we refer to adjusted earnings per diluted share, a financial measure that is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). Please refer to Appendix A to this proxy statement for more information on adjusted earnings per diluted share, a non-GAAP measure, and a reconciliation of adjusted earnings per diluted share information included in this proxy statement, to reported earnings per diluted share, the most directly comparable GAAP measure.

Proposals to be Voted on and Voting Recommendations

Proposal	Board Voting Recommendation		Page Reference (for more detail)
Election of Class III Director (Proposal No. 1)	☑	FOR	8
Advisory Vote to Approve Executive Compensation (Say-on-Pay) (Proposal No. 2)	☑	FOR	55
Ratification of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2016 (Proposal No. 3)	☑	FOR	56

2015 Business Highlights

2015 Net Sales	2015 Operating Income	2015 Adjusted Diluted EPS
$2.4B	**$207M**	**$1.45**
⬆ **9%**	⬆ **52%**	⬆ **79%**
NET SALES GROWTH	OPERATING INCOME GROWTH	ADJUSTED DILUTED EPS GROWTH
2015 v. 2014	2015 v. 2014	2015 v. 2014

Other 2015 business highlights:

- **Comparable Sales:** increased 6%
- **Share Repurchases:** repurchased approximately 3.8 million shares of our outstanding common stock at an aggregate cost of $68.6 million
- **TSR:** one-year total shareholder return equal to 30%

- **Gross Margins:** increased 330 basis points to 33.8%
- **Early Debt Retirement:** prepaid in full $200.9 million of our 8.75% Senior Notes in advance of the 2018 due date, eliminating approximately $19 million of annual interest expense

2015 Compensation Highlights

CEO TARGET TOTAL DIRECT COMPENSATION



2015 CEO Target Total Direct Compensation ("TDC")

TDC | $0.9M | $1.1M | $4M

Variable Compensation

■ Base Salary   ■ Short Term Incentives   ■ Long Term Incentives

For 2015, CEO target total direct compensation was below the median of the Company's peer group. The short term incentives paid out at the 200% level for both the Spring and Fall 2015 seasons, reflecting the significant increase in operating income in 2015 compared to 2014. 50% of the long-term incentive value reflected above is attributable to the grant of performance-based restricted stock units with three-year performance targets. Time-based restricted stock units and stock options with four year vesting schedules account for the remaining value at 35% and 15%, respectively.

For more information on 2015 CEO compensation refer to "Executive Compensation—Compensation Discussion and Analysis— CEO Realizable Pay" on page 27 and the Summary Compensation Table on page 38. For more information on our short-term incentive program refer to "Executive Compensation—Compensation Discussion and Analysis—What We Pay And Why—Performance-Based Incentives—Short-Term Incentives" beginning on page 31. For information on our long-term incentive program see "Executive Compensation—Compensation Discussion and Analysis—What We Pay And Why—Performance-Based Incentives—Long-Term Incentives" beginning on page 32.

Target total direct compensation is comprised of base salary, short-term incentives, and long-term incentives based on grant date fair value, and excludes non-qualified deferred compensation and all other compensation reported in the Summary Compensation Table on page 38.

EXECUTIVE COMPENSATION PRACTICES

What We DO:	What We DON'T DO:
☑ Pay for Performance	☒ No Special Tax Gross-ups
☑ Annual Advisory Vote on Executive Compensation	☒ No Pension Plans or Other Post-Employment Defined Benefit Plans
☑ Performance-Based Equity Awards	☒ No Repricing of Underwater Stock Options or Reloads of Stock Options
☑ Challenging Performance Targets That Incentivize Creation of Stockholder Value	☒ No Hedging or Pledging Transactions
☑ Stock Ownership Guidelines	☒ No Single Trigger Change-in-Control Benefits
☑ Clawback Policy	☒ No Special Perquisites
☑ Independent Compensation Consultant	

Governance Highlights

Governance Changes:

Board Leadership	• Mr. Weiss, our current Chairman of the Board and a Class III director, will retire at our upcoming Annual Meeting. Upon his retirement, Mr. Weiss will assume the honorary title of Chairman Emeritus.
	• Effective at the Annual Meeting, Mylle Mangum will assume the role of Chairman of the Board and Peter Swinburn will assume the role of Chair of the Compensation and Governance Committee.
Board Composition	• Following Mr. Weiss' retirement, the Board will have one Class III director. The Compensation and Governance Committee, on behalf of the Board, is currently engaged in a formal search for a new director. The new director will be appointed as a Class III director in order to make each class of directors as equal in number as possible.
Terminated Stockholder Rights Plan	• In response to feedback from stockholders, the Board elected to terminate the Company's Stockholder Rights Plan, effective March 29, 2016.
Enhanced Stock Ownership Guidelines for Directors	• Effective June 2015, the Board increased the stock ownership guidelines for directors to require directors to hold an amount of Company common stock equal to at least 5 times the annual Board retainer.

Other Governance Highlights:

Board Independence	• Following Mr. Weiss' retirement from the Board, all of our directors will be independent, except for Mr. Kornberg, our President and CEO.
	• All of our Committee members are independent.
	• We currently have an independent Lead Director. We will have an independent Chairman, effective at our Annual Meeting, following Mr. Weiss' retirement.
	• Our independent directors have an opportunity to meet in executive session at each meeting and do so routinely.
Director Elections	• Majority vote standard, with a director resignation policy, for uncontested director elections.
Board and Committee Meetings	• Each of our directors attended at least 75% of all Board meetings and applicable Committee meetings.
Board and Committee Evaluations	• The Board and each Committee conducts a comprehensive self-evaluation each year to identify potential areas of improvement.
Corporate Strategy	• At least once per year, the Board and management engage in an in-depth discussion and align on the Company's long-term corporate strategy. The strategy is revisited regularly during Board and Committee meetings.
Stockholder Engagement	• We routinely engage with our stockholders and the Board and its Committees regularly discuss and consider feedback from our stockholders. For example, the termination of the Stockholder Rights Plan and changes to the 2015 CEO compensation package were based in part on feedback from our stockholders.
Succession Planning	• The Board reviews and discusses succession plans for executives and key contributors at least annually.

Director Nominee

The following table provides summary information about our Class III director nominee. The Class III director will be elected to serve a three-year term that will expire at the Company's 2019 annual meeting of stockholders.

Nominee	Age	Director Since	Select Professional Experience	Independent	Board Committees	Select Skills/Qualifications
Theo Killion	64	April 2012	Retired CEO of Zale Corporation	Yes	Compensation and Governance Committee	Retail merchandising and operations; human resources and organizational design; consumer brand marketing and advertising; business development and strategic planning; leadership development and succession planning; leadership of complex organizations.

Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that does not directly relate to any historical or current fact and are based on current expectations and assumptions, which may not prove to be accurate. Forward-looking statements are not guarantees and are subject to risks, uncertainties, changes in circumstances that are difficult to predict, and significant contingencies, many of which are beyond the Company's control. Many factors could cause actual results to differ materially and adversely from these forward-looking statements, including those set forth in Item 1A of the Company's Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise, except as required by law.

Frequently Asked Questions about Voting and the Annual Meeting

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on April 11, 2016, the record date for the Annual Meeting (the "Record Date"), are entitled to receive notice of and to participate in the Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting or at any postponements or adjournments of the meeting.

A list of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and will also be available for ten business days prior to the Annual Meeting between the hours of 9:00 a.m. and 4:00 p.m., Eastern Daylight Time, at the Office of the Corporate Secretary located at 1 Express Drive, Columbus, OH 43230. A stockholder may examine the list for any germane purpose related to the Annual Meeting.

What are the voting rights of the holders of Express, Inc. common stock?

Holders of Express, Inc. common stock are entitled to one vote for each share held of record as of the Record Date on all matters submitted to a vote of the stockholders, including the election of directors. Stockholders do not have cumulative voting rights.

How do I vote?

Beneficial Stockholders. If you hold your shares through a broker, bank, or other nominee, you are a beneficial stockholder. In order to vote your shares, please refer to the materials forwarded to you by your broker, bank, or other nominee, as applicable, for instructions on how to vote the shares you hold as a beneficial stockholder.

Registered Stockholders. If you hold your shares in your own name, you are a registered stockholder and may vote by proxy before the Annual Meeting via the Internet at

www.proxyvote.com, by calling (800) 690-6903 or by signing and returning the enclosed proxy card. Proxies submitted via the Internet, by telephone, or by mail must be received by 11:59 p.m., Eastern Daylight Time, on June 7, 2016. You may also vote at the Annual Meeting by delivering your completed proxy card in person. If you vote by telephone or via the Internet you do not need to return your proxy card.

What are "broker non-votes" and why is it so important that I submit my voting instructions for shares I hold as a beneficial stockholder?

If a broker or other financial institution holds your shares in its name and you do not provide voting instructions to it, New York Stock Exchange ("NYSE") rules allow that firm to vote your shares only on routine matters. Proposal No. 3, the ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016, is the

only routine matter for consideration at the Annual Meeting. For all matters other than Proposal No. 3, you must submit voting instructions to the firm that holds your shares if you want your vote to count on such matters. When a firm votes a client's shares on some but not all of the proposals, the missing votes are referred to as "broker non-votes."

What constitutes a quorum and how will votes be counted?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote will constitute a quorum for purposes of the Annual Meeting. A quorum is required in order for the Company to conduct its business at the Annual Meeting. As of the Record Date, 78,680,665 shares of common stock were outstanding.

Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of establishing a quorum.

What vote is required to approve each proposal?

Proposal	Vote Required	Board Voting Recommendation
Election of Class III director (Proposal No. 1)	Majority of the votes cast FOR the director nominee	**FOR** the nominee
Advisory vote to approve executive compensation (say-on-pay) (Proposal No. 2)	The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting	**FOR** the executive compensation of our named executive officers
Ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016 (Proposal No. 3)	The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting	**FOR** the ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016

What are my choices for casting my vote on each matter to be voted on?

Proposal	Voting Options	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of Class III director (Proposal No. 1)	FOR, AGAINST or ABSTAIN	No effect—not counted as a "vote cast"	No	No effect
Advisory vote to approve executive compensation (say-on-pay) (Proposal No. 2)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	No	No effect
Ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016 (Proposal No. 3)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	Yes	Not applicable

Unless you give other instructions when you vote, the persons named as proxies, David Kornberg and Lacey J. Bundy, will vote in accordance with the Board's recommendations. We do not expect any other business to properly come before the Annual Meeting; however, if any other business should properly come before the Annual Meeting, the proxy holders will vote as recommended by the Board or, if no recommendation is given, in their own discretion.

What happens if a director nominee does not receive a majority of the votes cast for his or her re-election?

Pursuant to the Company's Corporate Governance Guidelines, the Board expects any director nominee who fails to receive a greater number of votes cast "for" than votes cast "against" his or her re-election to tender his or her resignation for consideration by the Compensation and Governance Committee. The Compensation and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding the resignation. The Compensation and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept the director's resignation.

May I change my vote or revoke my proxy?

Beneficial Stockholders. Beneficial stockholders should contact their broker, bank, or other nominee for instructions on how to change their vote or revoke their proxy.

Registered Stockholders. Registered stockholders may change their vote or revoke a properly executed proxy at any time before its exercise by:

● delivering written notice of revocation to the Office of the Corporate Secretary, Express, Inc., 1 Express Drive, Columbus, OH 43230;

● submitting another proxy that is dated later than the original proxy (including a proxy submitted via telephone or Internet); or

● voting in person at the Annual Meeting.

Can I attend the Annual Meeting?

Subject to space availability, all stockholders as of the Record Date, or their duly appointed proxies, may attend the Annual Meeting. Since seating is limited, admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., Eastern Daylight Time. If you attend, please note that you may be asked to present valid photo identification, such as a driver's license or passport, and will need to check in at the registration desk prior to entering the Annual Meeting. Please also note that if you are a beneficial stockholder (that is, you hold your shares through a broker, bank, or other nominee), you will need to show proof of your stock ownership as of the Record Date, such as a copy of a brokerage statement, to present at the registration desk in order to gain admission to the Annual Meeting. Cameras, cell phones, recording devices, and other electronic devices will not be permitted at the Annual Meeting other than those operated by the Company or its designees. All bags, briefcases, and packages will be subject to search.

Election of Class III Director
(Proposal No. 1)

The Board currently consists of seven members and is divided into three classes of directors, with two Class I directors, three Class II directors, and two Class III directors. The current term of our Class III directors expires at the Annual Meeting, while the terms for Class I and Class II directors will expire at our 2017 and 2018 annual meetings of stockholders, respectively. Mr. Weiss and Mr. Killion currently serve as Class III directors. Mr. Weiss will retire at the end of his term at the Annual Meeting and the size of the Board will be reduced to six members, with two Class I directors, three Class II directors, and one Class III director.

Mr. Killion has served as a director since 2012 and was elected by stockholders to serve a three-year term at our 2013 annual meeting of stockholders. Upon recommendation by the Compensation and Governance Committee of the Board, the Board has nominated Mr. Killion for re-election as a Class III director, to serve a three-year term expiring at the 2019 annual meeting of stockholders.

Mr. Killion has consented to serve if elected. If re-elected, Mr. Killion will hold office until his or her respective successor has been duly elected and qualified or until his earlier resignation or removal. If Mr. Killion becomes unavailable to serve as a director, the Board may either designate a substitute nominee or reduce the number of directors. If the Board designates a substitute nominee, the persons named as proxies will vote for the substitute nominee designated by the Board.

Information with respect to our Class III director nominee and our continuing Class I and Class II directors, including their recent employment or principal occupation, a summary of select qualifications, skills, and experience that led to the conclusion that they are qualified to serve as directors, the names of other public companies for which they currently serve as a director or have served as a director within the past five years, their period of service on the Board, and their ages as of the Record Date are provided in this section.

The Compensation and Governance Committee, on behalf of the Board, is currently engaged in a formal search for a new director. The new director, once determined, will be appointed as a Class III director in order to make each class of directors as equal in number as possible.

The Board and its Compensation and Governance Committee are committed to ensuring that the Board possesses the right diversity of backgrounds, skills, experiences, and perspectives to constitute an effective Board.

Nominee For Class III Director for Election at the 2016 Annual Meeting

Theo Killion

Director Since: April 2012
    Age: 64
    Compensation and Governance Committee Member

Select Qualifications, Skills, and Experience:

- Retail merchandising and operations
- Human resources and organizational design
- Consumer brand marketing and advertising
- Business development and strategic planning
- Leadership development and succession planning
- Leadership of complex organizations

Business Experience

Mr. Killion served as Vice Chairman of Herbert Mines Associates from May 2015 until March 2016. Prior to that, Mr. Killion served as Chief Executive Officer of Zale Corporation from September 2010 to July 2014. He also served as a director of Zale Corporation from September 2010 until July 2014. Prior to that, Mr. Killion served in a variety of other positions with Zale Corporation, including President from August 2008 to September 2010, Interim Chief Executive Officer from January 2010 to September 2010 and Executive Vice President of Human Resources, Legal and Corporate Strategy from January 2008 to August 2008. From May 2006 to January 2008, Mr. Killion was employed with the executive recruiting firm Berglass+Associates, focusing on companies in the retail, consumer goods, and fashion industries. From April 2004 through April 2006, Mr. Killion served as Executive Vice President of Human Resources at Tommy Hilfiger. From 1996 to 2004, Mr. Killion served in various management positions with Limited Brands (now known as L Brands). Mr. Killion currently serves as a member of the board of directors of Libbey Inc.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> MR. KILLION TO BE ELECTED AS A CLASS III DIRECTOR.

Class I Directors With Terms Continuing Until the 2017 Annual Meeting

Michael Archbold	**Select Qualifications, Skills, and Experience:**
Director Since: January 2012 Age: 55 Audit Committee Member	• Accounting, finance, and capital structure • Risk management • Retail merchandising and operations • Business development and strategic planning • Investor relations • Leadership of complex organizations

Business Experience

Mr. Archbold has served as Chief Executive Officer and a director of GNC Holdings Inc. since August 2014. Prior to that he was the Chief Executive Officer of The Talbots Inc. from August 2012 until June 2013 and also served as a director on the Board of The Talbots Inc. Prior to that, Mr. Archbold served as President and Chief Operating Officer of Vitamin Shoppe, Inc. from April 2011 until June 2012 and prior to that as its Executive Vice President, Chief Operating Officer, and Chief Financial Officer since April 2007. Mr. Archbold served as Executive Vice President / Chief Financial and Administrative Officer of Saks Fifth Avenue from 2005 to 2007. From 2002 to 2005 he served as Chief Financial Officer for AutoZone, originally as Senior Vice President, and later as Executive Vice President. Mr. Archbold is an inactive Certified Public Accountant, and has 20 years of financial experience in the retail industry. Mr. Archbold previously served as a director of Borders Group, Inc.

Peter Swinburn	**Select Qualifications, Skills, and Experience:**
Director Since: February 2012 Age: 63 Compensation and Governance Committee Member	• Business development and strategic planning • Consumer brand marketing and advertising • International operations • Finance and capital structure • Corporate governance and board practices of other public companies • Leadership of complex organizations

Business Experience

Mr. Swinburn served as Chief Executive Officer and President of Molson Coors Brewing Company from July 2008 until he retired in December 2014. He also served as a director of Molson Coors Brewing Company and MillerCoors Brewing Company from July 2008 until his retirement. Prior to that he was Chief Executive Officer of Coors (US) and from 2005 to October 2007, Mr. Swinburn served as President and Chief Executive Officer of Molson Coors Brewing Company (UK) Limited. Prior to that, he served as President and Chief Executive Officer of Coors Brewing Worldwide and Chief Operating Officer of Molson Coors Brewing Company (UK) Limited following the Molson Coors Brewing Company's acquisition of Molson Coors Brewing Company (UK) Limited in 2002 until 2003. Mr. Swinburn currently serves as a director of Cabela's Inc.

Class II Directors With Terms Continuing Until the 2018 Annual Meeting

Michael Devine, III	**Select Qualifications, Skills, and Experience:**

Director Since: May 2010
    Age: 57
    Chair of the Audit Committee
	• Accounting, finance, and capital structure
	• Risk management
	• Retail merchandising
	• Corporate governance and board practices of other public companies
	• Investor relations
	• Leadership of complex organizations

Business Experience

Mr. Devine was appointed Senior Vice President and Chief Financial Officer of Coach in December 2001 and Executive Vice President in August 2007, a role he held until he retired in August 2011. Prior to joining Coach, Mr. Devine served as Chief Financial Officer and Vice President—Finance of Mothers Work, Inc. (now known as Destination Maternity Corporation) from February 2000 until November 2001. From 1997 to 2000, Mr. Devine was Chief Financial Officer of Strategic Distribution, Inc. Mr. Devine was Chief Financial Officer at Industrial System Associates, Inc. from 1995 to 1997, and for the six years prior to that he was the Director of Finance and Distribution for McMaster-Carr Supply Co. Mr. Devine previously served as a director of Nutrisystems, Inc. He currently serves as a director of Deckers, Inc. and Five Below, Inc. He also serves as a director of The Talbots Inc. and Sur La Table, both of which are privately held companies.

David Kornberg	**Select Qualifications, Skills, and Experience:**

Director Since: January 2015
    Age: 48
    President and CEO
	• Retail merchandising and operations
	• Apparel and consumer goods
	• Business development and strategic planning
	• e-commerce and omni-channel retailing
	• Consumer brand marketing and advertising
	• International and franchise operations

Business Experience

Mr. Kornberg has served as our President and CEO since January 30, 2015. He has also served as a member of the Board since becoming CEO. Mr. Kornberg first joined Express in 1999 and has held various roles of increasing responsibility, including as President since October 2012, Executive Vice President of Men's Merchandising and Design from December 2007 to October 2012, and General Merchandise Manager of the Express Men's business prior to that. From 2002 to 2003, Mr. Kornberg was Vice President of Business Development for Disney Stores. Mr. Kornberg spent the first ten years of his career with Marks & Spencer PLC in the United Kingdom.

Mylle Mangum	**Select Qualifications, Skills, and Experience:**

Director Since: August 2010
    Age: 67
    Lead Director; Chair of the Compensation and Governance Committee; Audit Committee Member
	• Accounting, finance, and capital structure
	• Leadership development and succession planning
	• Business development and strategic planning
	• International and franchise operations
	• Corporate governance and board practices of other public companies
	• Leadership of complex organizations

Business Experience

Ms. Mangum is the Chief Executive Officer of IBT Enterprises, LLC (formerly International Banking Technologies), a position she has held since October 2003, and is also Chairman and CEO of IBT Holdings, a position she has held since July 2007. Prior to that, Ms. Mangum served as Chief Executive Officer of True Marketing Services, LLC since July 2002. She served as Chief Executive Officer of MMS Incentives, Inc. from 1999 to 2002. From 1997 to 1999 she served as President-Global Payment Systems and Senior Vice President-Expense Management and Strategic Planning for Carlson Wagonlit Travel, Inc. From 1992 to 1997 she served as Executive Vice President-Strategic Management for Holiday Inn Worldwide. Ms. Mangum was previously employed with BellSouth Corporation as Director-Corporate Planning and Development from 1986 to 1992 and President of BellSouth International from 1985 to 1986. Prior to that, she was with the General Electric Company. Ms. Mangum previously served as a director of Emageon, Inc., Scientific-Atlanta, Inc., Respironics, Inc., and Collective Brands, Inc. Ms. Mangum currently serves as a director of PRGX Global, Inc., Barnes Group Inc., and Haverty Furniture Companies, Inc.

Corporate Governance

Corporate Governance Principles

The Board has adopted policies and procedures to ensure effective governance of Express. Our corporate governance materials, including our Corporate Governance Guidelines, the charters of the Audit Committee and Compensation and Governance Committee of the Board, and our Code of Conduct may be viewed in the investor relations section of our website at www.express.com/investor. We will also provide any of the foregoing information in print without charge upon written request delivered to the Office of the Corporate Secretary at 1 Express Drive, Columbus, OH 43230.

The Compensation and Governance Committee reviews our Corporate Governance Guidelines from time to time as necessary, but no less than annually, and may propose modifications to the principles and other key governance practices from time to time for adoption by the Board.

Board Composition

The Board is responsible for overseeing the affairs of the Company. The Board is divided into three classes. Each director serves a three-year term, and one class is elected at each year's annual meeting of stockholders. Mr. Killion and Mr. Weiss are Class III directors with terms expiring at our 2016 Annual Meeting. Mr. Archbold and Mr. Swinburn are Class I directors with terms expiring at our 2017 annual meeting of stockholders. Mr. Devine, Mr. Kornberg, and Ms. Mangum are Class II directors with terms expiring at our 2018 annual meeting of stockholders. Mr. Weiss will retire at the end of his term at the Annual Meeting. Mr. Killion has been nominated to serve as a Class III director for another three-year term expiring at our 2019 annual meeting of stockholders.

Our Bylaws and Corporate Governance Guidelines provide for a majority voting standard in uncontested director elections. The standard states that in uncontested director elections, a director nominee must receive more votes cast for than against his or her election in order to be elected to the Board. The Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election.

Our certificate of incorporation provides that, subject to any rights applicable to any then-outstanding preferred stock, the Board shall consist of such number of directors as is determined from time to time by resolution adopted by a majority of the total number of authorized directors, whether or not there are any vacancies in previously authorized directorships. Subject to any rights applicable to any then-outstanding preferred stock, any vacancies resulting from an increase in the size of the Board or otherwise must be filled by the directors then in office unless otherwise required by law or by a resolution passed by the Board. The term of office for each director will be until his or her successor is elected at an annual meeting of stockholders or his or her death, resignation, or removal, whichever is earliest to occur. Any additional directorships resulting from an increase in the size of the Board will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The Board currently consists of seven directors. Effective at the Annual Meeting, upon Mr. Weiss' retirement, the size of the Board will be reduced to six members, with two Class I directors, three Class II directors, and one Class III director.

The Compensation and Governance Committee, on behalf of the Board, is currently engaged in a formal search for a new director. Once the new director has been identified, the Board will increase the size of the Board to accommodate the appointment of the new director and will appoint him or her as a Class III director so that, as nearly as possible, each class of directors will consist of one-third of the total number of directors.

The Board and its Compensation and Governance Committee are committed to ensuring that the Board possesses the right diversity of backgrounds, skills, experiences, and perspectives to constitute an effective Board, and are working to identify a new director, together with a search firm, consistent with this commitment.

Board Leadership Structure

Our Corporate Governance Guidelines provide that the roles of Chairman of the Board (the "Chairman") and CEO may be separated or combined. The Board exercises its discretion in combining or separating these positions as it deems appropriate. The Board believes that the combination or separation of these positions should be considered as part of the succession planning process. In the event that the Chairman is not independent, the Board believes that it is beneficial for the independent directors to appoint an independent Lead Director.

Mr. Weiss served as our Chairman and CEO until he retired as CEO on January 30, 2015, the last business day of our 2014 fiscal year. As part of the Company's succession plan, the roles of Chairman and CEO were separated. Since his retirement as our CEO, Mr. Weiss has continued to serve as our Chairman and Ms. Mangum has continued to serve as our independent Lead Director. This leadership structure has been beneficial as it has provided continuity of Board leadership during Mr. Kornberg's first year as CEO and allowed the Board to continue to benefit from Mr. Weiss's depth of knowledge of our business and the retail sector with Ms. Mangum's independent leadership during Mr. Kornberg's early tenure as CEO.

At our Annual Meeting, Mr. Weiss will retire from the Board and Mylle Mangum will assume the role of independent Chairman. The independent Chairman will assume all the roles and responsibilities the independent Lead Director currently has, including: (1) establishing the Board agendas and schedules to confirm that appropriate topics are reviewed and sufficient time is allocated to each; (2) providing input to the CEO with respect to the information provided to the Board; (3) serving as a liaison between the independent directors and the CEO; (4) presiding at the executive sessions of independent directors; (5) facilitating communications and coordination of activities among the committees as appropriate; and (6) approving and coordinating the retention of advisors and consultants to the Board.

The independent directors are given an opportunity to meet in executive session at each Board meeting and do so routinely.

Board Meetings

The Board held a total of eight meetings, in person and by telephone, during 2015. Each director attended at least 75% of Board meetings held during the year, as well as at least 75% of meetings of the committees on which he or she served during 2015. Directors are expected to attend our annual meetings of stockholders. All of our directors attended our 2015 annual meeting of stockholders.

Board Evaluations

The Board conducts a comprehensive annual self-evaluation to determine whether it and its committees are functioning effectively and to identify potential areas of improvement. The evaluation process includes written questionnaires and one-on-one interviews with each director. The Lead Director shares a summary of the results with the full Board and action plans are created to address identified improvement opportunities.

Board Committees

The Board has two standing committees: an Audit Committee and a Compensation and Governance Committee. The composition, duties, and responsibilities of these committees are described below. In the future, the Board may establish other committees, as it deems appropriate, to assist it with its responsibilities. The standing committees report to the Board as they deem appropriate, and as the Board may request. Each standing committee operates under a charter that has been approved by the Board and each is comprised solely of independent directors.

Board Member	Audit Committee	Compensation and Governance Committee
Michael Archbold	X	—
Michael Devine, III	▲	—
Theo Killion	—	X
David Kornberg	—	—
Mylle Mangum	X	▲[1]
Peter Swinburn	—	X
Michael Weiss	—	—

▲   Chair of the committee

(1)   Effective at the Annual Meeting Peter Swinburn will assume the role of Chair of the Compensation and Governance Committee.

AUDIT COMMITTEE

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and the Company's independent registered public accounting firm the interim and annual financial statements that the Company files with the SEC; (6) reviewing and monitoring the Company's accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters; (8) reviewing and approving known related person transactions; and (9) assisting the Board in its oversight of the Company's risk management program, including regularly reviewing the Company's risk portfolio and the steps management has taken to monitor and control such risks.

The Audit Committee generally has eight regularly scheduled meetings per year and has an opportunity at each meeting to speak with the lead audit partner from the Company's independent registered public accounting firm as well as the Company's director of internal audit without any other members of management present. In addition, the Audit Committee Chair has regularly scheduled teleconferences with each of the Company's Chief Financial Officer and the lead audit partner from the Company's independent registered public accounting firm.

At the end of each quarter, the Audit Committee reviews and discusses with management and the Company's independent registered public accounting firm the Company's financial results, press releases concerning the Company's financial performance and earnings estimates, any significant control deficiencies identified and steps management has taken or plans to take to remediate the deficiencies, significant estimates and proposed audit adjustments, audit activities, reports to the Company's ethics hotline, and the results of the independent registered public accounting firm's review or audit of the Company's financial statements, among other things.

Each year the Audit Committee evaluates the performance of the Company's independent registered public accounting firm and considers whether it is in the best interests of the Company and its stockholders to engage the firm for another year. As part of its evaluation, the Audit Committee considers the qualifications of the persons who will be staffed on the Company's engagement, including the lead audit partner, quality of work, firm reputation, independence, fees, retail experience, and understanding of the Company's financial reporting processes, policies, and procedures. The Audit Committee solicits feedback from management as part of its evaluation process.

The Audit Committee also prepares the Audit Committee Report that SEC rules require to be included in our annual proxy statement. This report is on page 53 of this proxy statement.

The Board has affirmatively determined that (1) each of our Audit Committee members meets the definition of "independent director" for purposes of serving on the Audit Committee under both Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the NYSE listing rules, and (2) each qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

The Audit Committee met eight times in 2015.

COMPENSATION AND GOVERNANCE COMMITTEE

The Compensation and Governance Committee is responsible for, among other matters: (1) reviewing and approving key employee compensation goals, policies, plans, and programs; (2) reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of these goals and objectives; (3) reviewing and approving, in consultation with or with the approval of the independent directors of the Board, compensation arrangements for the CEO; (4) overseeing the overall performance evaluation process for the CEO; (5) reviewing the performance of and approving compensation arrangements for executive officers other than the CEO; (6) reviewing and approving employment agreements and other similar arrangements between the Company and its executive officers; (7) reviewing and recommending to the Board, in consultation with the Committee's independent compensation consultant, compensation arrangements for the independent directors; (8) overseeing management's administration of Company benefit plans and policies, including incentive compensation plans; (9) reviewing the Company's compensation program to ensure it is appropriate and does not incentivize unnecessary and excessive risk taking; (10) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board; (11) reviewing stockholder proposals and making recommendations to the Board regarding proposals; (12) overseeing the self-evaluation process for the Board and its committees; (13) overseeing the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently; and (14) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company.

The Compensation and Governance Committee also prepares the Compensation and Governance Committee Report that SEC rules require to be included in our annual proxy statement. This report is on page 37 of this proxy statement.

The Board has affirmatively determined that each of our Compensation and Governance Committee members meets the definition of "independent director" for purposes of serving on the Compensation and Governance Committee under the NYSE listing rules.

The Compensation and Governance Committee met six times in 2015.

Compensation Committee Interlocks and Insider Participation

During 2015, Ms. Mangum, Mr. Killion, and Mr. Swinburn served on the Compensation and Governance Committee. Ms. Chawla served on the Compensation and Governance Committee until she resigned from the Board in November 2015. None of the members of the Compensation and Governance Committee has been an officer or employee of the Company. No interlocking relationships exist between the members of the Board or Compensation and Governance Committee and the board of directors or compensation committee of any other company.

Succession Planning

The Board is responsible for succession planning for the CEO position and for monitoring and advising on management's succession planning for other executive officers and key contributors. The Board reviews and discusses succession plans for the CEO position and the Company's other executive officers and key contributors at least once annually, usually as part of the annual talent review of the executive leadership and key contributors in the business. As part of the annual talent review process, the CEO shares his evaluation of the executive leadership in the business and makes recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Directors become familiar with potential successors for key management positions through various means, including annual talent reviews, presentations to the Board, and communications outside of meetings.

Stockholder Rights Plan

On June 12, 2014, we adopted a Stockholder Rights Plan after Sycamore Partners ("Sycamore") notified us that it had acquired 9.9% of our outstanding common stock and of its intention to acquire the Company. We adopted the Stockholder Rights Plan in order to prevent Sycamore or any other third party from gaining control of the Company through takeover tactics that we deemed coercive or otherwise unfair, and so that we could maximize value for all stockholders. The Stockholder Rights Plan, as amended effective June 12, 2015, was set to expire on June 10, 2016 unless ratified by the Company's stockholders. Due in part to feedback we received from stockholders following our 2015 annual meeting in which our stockholders indicated a strong desire for the Stockholder Rights Plan to be terminated, the Board elected to terminate the Stockholder Rights Plan, effective March 29, 2016.

Identifying and Evaluating Director Candidates

The Compensation and Governance Committee is responsible for identifying, recruiting, and recommending candidates for the Board and is responsible for reviewing and evaluating any candidates recommended by stockholders. The Compensation and Governance Committee is responsible for developing the criteria for, and reviewing periodically with the Board, the requisite skills and characteristics of nominees, as well as the composition of the Board as a whole. These criteria include independence, diversity, age, skills, and experience in the context of the needs of the Board. The Compensation and Governance Committee considers a combination of factors for each nominee, including the nominee's ability to represent all stockholders without a conflict of interest; the nominee's ability to work in and promote a productive environment; whether the nominee has sufficient time and willingness to fulfill the substantial duties and responsibilities of a director; whether the nominee has demonstrated a high level of character and integrity; whether the nominee possesses the broad professional and leadership experience and skills necessary to effectively respond to complex issues encountered by a publicly-traded company; and the nominee's ability to apply sound and independent business judgment.

As a nationally recognized specialty retailer, the Board believes that experience, qualifications, or skills in the following areas are most important: (1) retail merchandising and operations; (2) apparel and consumer goods; (3) consumer brand marketing and advertising; (4) business development and strategic planning; (5) accounting, finance, and capital structure; (6) human resources and organizational design; (7) supply chain; (8) technology development and management experience; (9) leadership of complex organizations; (10) leadership development and succession planning; (11) corporate governance and board practices of other public companies; (12) e-commerce and omni-channel retailing; (13) risk management; (14) international and franchise operations; and (15) data analytics. The Board believes that diversity of Board members is important and considers background, experience, skills, race, gender, and national origin when considering diversity.

Our Bylaws contain a procedure allowing for the nomination by stockholders of proposed directors. See "Additional Information — Stockholder Proposals for Inclusion in the 2017 Annual Meeting Proxy Statement" and "— Other Stockholder Proposals" on page 57 for information as to how a stockholder can nominate a director candidate. The Compensation and Governance Committee considers all director candidates, including candidates proposed by stockholders in accordance with our Bylaws, based on the same criteria. The Compensation and Governance Committee may engage third-party search firms to identify potential director nominees.

The Board and its Compensation and Governance Committee are committed to ensuring that the Board possesses the right diversity of backgrounds, skills, experiences, and perspectives to constitute an effective Board, and is working to identify a new director, together with a search firm, consistent with this commitment.

Strategy Oversight

At least once per year, the Board and management engage in an in-depth discussion and align on the Company's corporate strategy which is designed to create long-term stockholder value and serves as the foundation upon which goals are established and decisions are made. Short and medium term objectives are developed to support achievement of the long-term strategy and the Board monitors management's progress against such objectives.

Risk Oversight

The Board, with the assistance of the Audit Committee and the Compensation and Governance Committee, oversees our enterprise risk management ("ERM") program. Our ERM program is designed to enable effective identification and management of critical enterprise risks and to facilitate the incorporation of risk considerations into decision making. Under the ERM program, management continuously identifies and monitors the Company's enterprise risks, develops and reviews risk response plans, and takes steps to reduce risk where appropriate.

The Audit Committee oversees management's implementation of the ERM program, including regularly evaluating our enterprise risk portfolio, management's approach to identifying risks, and steps management has taken to monitor and reduce enterprise risks. The Compensation and Governance Committee is responsible for risk oversight as it relates to our compensation policies and practices and governance structure and processes.

The Board is kept informed of the committees' risk oversight and related activities primarily through reports of the committee chairs to the full Board. The Board also receives a comprehensive report from management on the ERM program at least annually. In addition, the Audit Committee escalates issues relating to risk oversight to the full Board as appropriate to ensure that the Board is appropriately informed of developments that could affect our risk profile or other aspects of our business. The Board also considers specific risk topics in connection with strategic planning and other matters.

Communications with the Board

Stockholders and other interested parties may contact an individual director, including the Chairman or Lead Director, the Board as a group, or a specified Board committee or group, including the independent directors as a group, at the following address: Office of the Corporate Secretary, Express, Inc., 1 Express Drive, Columbus, OH 43230 Attn: Board of Directors. Any correspondence should clearly indicate whether the correspondence is intended for an individual director, the Board as a group, or a specified committee or group of directors.

All such reports or correspondence will be forwarded to the appropriate director or group of directors as indicated on the correspondence unless the correspondence is of a trivial nature, irrelevant to the Board's responsibilities, or already addressed by the Board. A report will be made to the Audit Committee of all communications to the Board, and all such correspondence is made available to all directors.

Director Independence

The Board has reviewed the relationships each director has with the Company and has determined that all of our directors except for Mr. Weiss and Mr. Kornberg are "independent directors" under the NYSE listing rules and have either no relationships with us (other than as a director and stockholder) or only immaterial relationships with us.

Mr. Weiss is not independent because of his prior service as CEO. Mr. Kornberg is not independent because of his current role as President and CEO. Upon Mr. Weiss' retirement at our upcoming Annual Meeting, all of our directors, except for Mr. Kornberg, will be independent directors.

Code of Conduct

We expect our directors, officers, and employees to act ethically at all times and to adhere to the policies comprising our Code of Conduct. Stockholders may access a copy of our Code of Conduct in the investor relations section of our website at www.express.com/investor. We will promptly disclose any waivers of our Code of Conduct involving our directors or executive officers. We intend to satisfy any disclosure requirements regarding any amendment or waiver of our Code of Conduct by posting the information on the "Corporate Governance" page of our website which can be found at www.express.com/investor.

Outside Board Memberships

Our Corporate Governance Guidelines provide that directors should not serve on more than four other public company boards. Directors are expected to advise the Chairman in advance of accepting an invitation to serve on another public company board or for-profit private company board and before accepting an assignment to any other public company's audit or compensation committee. No director may serve as a director, officer, or employee of a competitor of ours.

Director Compensation

OVERVIEW

Non-employee directors receive compensation for Board service, which is designed to fairly compensate them for their time and effort, be competitive with the market, and align their interests with the long-term interests of our stockholders. Employee directors receive no compensation for Board service. The Compensation and Governance Committee, together with its independent compensation consultant, periodically review the form and amount of director compensation and recommend changes to the Board, as appropriate. As part of its review, the Compensation and Governance Committee considers how the Company's director compensation program compares to the programs at the peer companies we refer to in the executive compensation setting process. See "Executive Compensation—Compensation Discussion and Analysis—How We Determine Executive Compensation—The Role of Peer Companies and Benchmarking" beginning on page 28 for more information about our peer companies. The Compensation and Governance Committee believes that director compensation should be competitive with the market and geared towards attracting and retaining highly-qualified independent professionals to oversee the Company and represent the interests of the Company's stockholders.

NON-EMPLOYEE DIRECTOR COMPENSATION

The annual cash retainers for our non-employee directors in 2015 are shown in the following table.

Annual Retainer Type	2015 Annual Retainer Amount
Non-employee Director	$75,000
Committee Service	$10,000
Lead Director	$25,000
Audit Committee Chair	$20,000
Compensation and Governance Committee Chair	$15,000

Eligible non-employee directors also receive equity grants on an annual basis. In 2015, eligible non-employee directors were granted restricted stock units that had a value of approximately $125,000 on the date of grant and that vest on May 15, 2016, subject to continued service. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with Board and committee meetings.

CHAIRMAN COMPENSATION FOR MR. WEISS

In addition to being entitled to the Company's standard non-employee director cash and equity compensation arrangements, in order to compensate Mr. Weiss for his service as Chairman, he was entitled to receive an additional annual retainer of $150,000, consisting of $56,250 in cash, and restricted stock units that had a fair value of approximately $93,750 on the date of grant. The restricted stock units granted to him as compensation for his service as Chairman are scheduled to vest approximately one year after the date of grant.

DIRECTOR STOCK OWNERSHIP GUIDELINES

The Board has director stock ownership guidelines which call for non-employee directors to own an amount of our common stock equal to five times their annual cash retainer. Directors have five years to meet the guidelines. To avoid fluctuating ownership requirements, once a director has achieved the applicable stock ownership guideline, he or she is considered to have satisfied the guideline, provided that the shares used to meet the underlying requirement are retained. As of the end of fiscal 2015, all non-employee directors have met or are on track to meet the stock ownership guidelines. For a discussion of the stock ownership guidelines applicable to Mr. Kornberg, refer to "Executive Compensation— Compensation Discussion and Analysis—Other Corporate Governance Considerations in Compensation—Stock Ownership Guidelines" on page 36.

2015 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation earned for each of our non-employee directors in fiscal 2015.

Director[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[3][4]	Total ($)
Michael Archbold	85,000	124,995	209,995
Sona Chawla[2]	56,670	124,995	181,665
Michael Devine, III	105,000	124,995	229,995
Theo Killion	85,000	124,995	209,995
Mylle Mangum	135,000	124,995	259,995
Peter Swinburn	85,000	124,995	209,995
Michael Weiss	131,250	218,741	349,991

(1)   Mr. Kornberg did not receive compensation for service on the Board.

(2)   Ms. Chawla, a Class III director, resigned from the Board in November 2015 and therefore did not earn any of these stock awards.

(3)   Reflects the aggregate grant date fair value of restricted stock units. These values have been determined based on the assumptions and methodologies set forth in Note 10 of the Company's financial statements filed with the SEC and included in its Annual Report on Form 10-K for the year ended January 30, 2016. These amounts do not represent the actual amounts paid to or received by the named director during 2015. No stock options were granted to any of the Company's non-employee directors in 2015.

(4)   The aggregate restricted stock units and stock options (whether or not exercisable in the case of options) outstanding as of January 30, 2016 are as follows: Mr. Archbold (6,808 restricted stock units); Mr. Devine (6,808 restricted stock units and 10,000 stock options); Mr. Killion (6,808 restricted stock units); Ms. Mangum (6,808 restricted stock units and 2,500 stock options); Mr. Swinburn (6,808 restricted stock units); and Mr. Weiss (128,598 restricted stock units and 1,265,498 stock options granted to Mr. Weiss when he served as CEO and 11,914 restricted stock units granted to Mr. Weiss for his service as Chairman).

Executive Officers

The following table sets forth the names, ages, and titles of our executive officers as of April 11, 2016:

Name	Age	Position
David Kornberg	48	President and CEO
Matthew Moellering	49	Executive Vice President and Chief Operating Officer
Colin Campbell	57	Executive Vice President—Sourcing and Production
Jim Hilt	40	Executive Vice President, Chief Marketing Officer and eCommerce
Erica McIntyre	47	Executive Vice President—Merchandising
John J. ("Jack") Rafferty	64	Executive Vice President—Planning and Allocation
Jeanne St. Pierre	56	Executive Vice President—Stores
Douglas Tilson	58	Executive Vice President—Real Estate
Periclis ("Perry") Pericleous	43	Senior Vice President, Chief Financial Officer and Treasurer

Our executive officers are appointed by the Board and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Set forth below is a description of the background of the persons named above, other than Mr. Kornberg, whose background information is provided in "Election Of Class III Director (Proposal No. 1)" on page 8.

Matthew Moellering has served as our Executive Vice President and Chief Operating Officer since September 2011. Prior to that, he served as our Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary from October 2009 to September 2011, Senior Vice President, Chief Financial Officer, Treasurer and Secretary from July 2007 to October 2009 and our Vice President of Finance from September 2006 to July 2007. Prior to that, he served in various roles with Limited Brands (now known as L Brands) from February 2003 to September 2006, including Vice President of Financial Planning. Prior to that, Mr. Moellering served in various roles with Procter and Gamble where he was employed from July 1995 until February 2003. Prior to that he served as an officer in the United States Army. Mr. Moellering serves on the board of directors of L.L.Bean, Inc. which is a privately held company.

Colin Campbell has served as our Executive Vice President of Sourcing and Production since June 2005. Prior to that, from March 1997 to June 2005, Mr. Campbell held a number of leadership positions for various divisions of Limited Brands (now known as L Brands) including Cacique and Limited Stores and was an Executive Vice President of Western Hemisphere Operations at Mast from 2003 to 2005. Prior to that, from 1985 to 1997, Mr. Campbell was Vice President of Operations for the dress division of Liz Claiborne. He has also worked in production leadership positions with Bentwood Brothers LTD in England and Daks-Simpson LTD in Scotland.

Jim Hilt has served as our Executive Vice President, Chief Marketing Officer and eCommerce since March 2016. Mr. Hilt joined Express in February 2014 as Senior Vice President of eCommerce. Prior to joining Express, he was the Vice President of eBooks and Managing Director, International at Barnes & Noble from 2012 until February 2014. Prior to that, Mr. Hilt held several executive positions at Sears Holdings, the parent company of Sears and Kmart. He has served as the Divisional Vice President of Product Management, the Divisional Vice President of Online Services, and the Divisional Vice President and Director of ManageMyHome. Prior to Sears, Jim was a Director of Global Marketing at SAP, focused on mid-market customers. Before joining SAP, Jim held several senior positions at IBM.

Erica McIntyre has served as our Executive Vice President of Merchandising since January 2016, with direct oversight of the women's and men's merchandising teams. From May 2013 until her appointment to Executive Vice President, Ms. McIntyre served as Senior Vice President and General Merchandise Manager, with responsibility for the entire women's merchandising team. She joined Express in November 2010, serving in the same capacity, with a focus on the women's casual business. Before joining Express, Ms. McIntyre was at Gap, Inc., where she held a number of leadership positions in merchandising at Old Navy. Prior to that, Ms. McIntyre worked for Arthur Andersen in Corporate Finance, for Geos Corporation in Tokyo, and also worked for the United States Senate.

John J. ("Jack") Rafferty has served as our Executive Vice President of Planning and Allocation since 1999 after joining Express as Vice President of Planning and Allocation in 1998. Prior to joining Express, Mr. Rafferty held a number of planning and allocation leadership roles with Limited Brands (now known as L Brands). These roles included Vice President of Planning and Allocation for Lerner from 1990 to 1998, Vice President of Lane Bryant from 1988 until 1990 and Director of Planning and Allocation for Sizes Unlimited from 1984 to 1986. Mr. Rafferty started his career in various planning and allocation roles with Korvettes, Casual Corner, and Brooks Fashion.

Jeanne St. Pierre has served as our Executive Vice President of Stores since March 2004. Prior to joining Express, she was the Zone Vice President for Bath & Body Works from November 1998 until March 2004, and prior to that, she served as both a Regional Vice President and a District Manager with Ann Taylor. Ms. St. Pierre was also a District Manager and Store Manager for Abercrombie & Fitch, and early in her career she held various management and sales positions with Talbots and Casual Corner, and was an allocator for Express.

Douglas Tilson has served as our Executive Vice President of Real Estate since October 2009. Prior to that, he served as our Senior Vice President of Real Estate from October 2007 to October 2009. Prior to that, he was with Steiner & Associates as Senior Vice President of Leasing from April 2005 until October 2007. Prior to that, Mr. Tilson was Senior Vice President of Real Estate for Tween Brands from July 1999 until April 2005 and served in a number of senior real estate positions with Limited Brands (now known as L Brands) from January 1987 until July 1999. Prior to that, he was a labor attorney with the Columbus, Ohio-based law firm Porter, Wright, Morris & Arthur LLP from June 1984 until January 1987.

Periclis ("Perry") Pericleous has served as our Senior Vice President, Chief Financial Officer and Treasurer since July 2015. Prior to this appointment, he held a number of other leadership positions within our finance organization, including Vice President of Finance from December 2010 to July 2015, Director of Financial Planning & Analysis from April 2010 to December 2010, and Director of Store Finance from November 2007 to April 2010. Mr. Pericleous joined Express in August 1999 and served in variety of roles of increasing responsibility across the finance organization, including in store finance and financial reporting. He began his accounting career in 1996, serving in various accounting roles at Drug Emporium and then Value City Department Stores. Mr. Pericleous is a Certified Public Accountant.

Executive Compensation

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

OVERVIEW OF FISCAL 2015 BUSINESS RESULTS

In fiscal 2015 we executed against the objectives we set forth at the beginning of the year. First, we significantly improved profitability by taking a balanced approach to growth. The increased profitability was driven by our strong product offerings, reduced promotional activity, and strict inventory and expense management. Other objectives for the year included elevating our customer experience, sharpening our brand position, upgrading systems and processes, and supporting and developing our people, all of which we made important progress against during 2015 and which contributed to our improved performance in 2015.



2015 Net Sales
$2.4B
⬆ **9%**
NET SALES GROWTH
2015 v. 2014



2015 Operating Income
$207M
⬆ **52%**
OPERATING INCOME GROWTH
2015 v. 2014



2015 Adjusted Diluted EPS
$1.45
⬆ **79%**
ADJUSTED EPS GROWTH
2015 v. 2014

Other 2015 business highlights:

- **Comparable Sales:** increased 6%

- **Gross Margins:** increased 330 basis points to 33.8%

- **Share Repurchases:** repurchased approximately 3.8 million shares of our outstanding common stock at an aggregate cost of $68.6 million

- **Early Debt Retirement:** prepaid in full $200.9 million of our 8.75% Senior Notes in advance of the 2018 due date, eliminating approximately $19 million of annual interest expense

- **TSR:** one-year total shareholder return equal to 30%

- **E-commerce:** sales increased by 11% to $393 million

- **Outlets:** we opened 40 outlet stores bringing outlet store count to 81

- **Store Closures:** we closed 27 retail stores, representing significant progress against our planned closure of 50 stores between 2015 and 2018

2015 COMPENSATION HIGHLIGHTS

CEO 2015 TARGET TOTAL DIRECT COMPENSATION



2015 CEO Target Total Direct Compensation ("TDC")

TDC | $0.9M | $1.1M | $4M

Variable Compensation

■ Base Salary ■ Short Term Incentives □ Long Term Incentives

For 2015, CEO target total direct compensation was below the median of the Company's peer group. The short term incentives paid out at the 200% level for both the Spring and Fall 2015 seasons, reflecting the significant increase in operating income in 2015 compared to 2014. 50% of the long-term incentive value reflected above is attributable to the grant of performance-based restricted stock units with three-year performance targets. Time-based restricted stock units and stock options with four year vesting schedules account for the remaining value at 35% and 15%, respectively.

For more information on 2015 CEO compensation refer to CEO Realizable Pay on page 27 and the Summary Compensation Table on page 38. For more information on our short-term incentive program refer to "—What We Pay And Why—Performance-Based Incentives—Short-Term Incentives" beginning on page 31. For information on our long-term incentive program see "—What We Pay And Why—Performance-Based Incentives—Long-Term Incentives" beginning on page 32.

Target total direct compensation is comprised of base salary, short-term incentives, and long-term incentives based on grant date fair value, and excludes non-qualified deferred compensation and all other compensation reported in the Summary Compensation Table on page 38.

2015 NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") focuses on the compensation of our named executive officers (our "NEOs") for 2015, who are listed below:

Name	Position
David Kornberg	President and Chief Executive Officer
Matthew Moellering	Executive Vice President and Chief Operating Officer
John J. ("Jack") Rafferty	Executive Vice President—Planning and Allocation
Jeanne St. Pierre	Executive Vice President—Stores
Periclis ("Perry") Pericleous	Senior Vice President, Chief Financial Officer and Treasurer[1]
D. Paul Dascoli	Former Senior Vice President, Chief Financial Officer and Treasurer[1]

(1)   On July 6, 2015 Mr. Dascoli left the Company and Mr. Pericleous was promoted to CFO.

EXECUTIVE COMPENSATION OBJECTIVES AND PRACTICES

The core objectives that serve as the foundation for our compensation program are:

Program Objective	Achievement of Objective
Pay for Performance	● A significant portion of our executives' compensation opportunity is variable and is tied to the achievement of financial performance targets that incentivize the creation of stockholder value.
	● Executives receive below-target pay when performance targets are not met and are rewarded with above-target pay when performance targets are exceeded. For information regarding the Company's 2015 performance targets, See "—Pay For Performance" on page 26.
Pay Competitively	● Our executive compensation program is designed to allow us to compete effectively for, obtain, and retain, the executive talent necessary to successfully execute our strategic plans.
Pay Responsibly	● Each of our executives is subject to substantial stock ownership requirements.
	● The mix between short-term incentives and long-term incentives is intended to discourage executives and employees from maximizing short-term performance at the expense of long-term performance.
	● Our short-term cash-incentive program has performance targets based on operating income and our performance-based restricted stock units have performance targets based on earnings per share, thereby discouraging participants from focusing on the achievement of one performance measure at the expense of another.
	● Payouts are capped under our incentive cash and equity award programs.
	● Our executives are subject to a clawback policy and policies prohibiting hedging and other speculative activity.

Below we highlight certain executive compensation practices, including practices we have implemented to align executive compensation with the Company's financial performance, and practices we have not implemented because we do not believe they would serve our stockholders' long-term interests.

What We DO:

☑ **Pay for Performance -** Our executive compensation program is designed to align executive pay with the Company's financial performance. A significant portion of our executives' compensation opportunity is variable and is tied to achievement of financial performance targets and changes in the Company's stock price.

☑ **Annual Advisory Vote on Executive Compensation (Say-on-Pay) -** We offer our stockholders the opportunity to vote annually on the Company's executive compensation program. Refer to page 55 for more information about the non-binding say-on-pay proposal.

☑ **Performance-Based Equity Awards -** We grant a mixture of long-term equity incentives, comprised of (i) stock options, (ii) time-based restricted stock units, and (iii) performance-based restricted stock units, with performance based on adjusted earnings per diluted share over a three-year period. In 2015, our NEOs were granted long-term equity incentives comprised of a mixture of approximately 50% performance-based restricted stock units, 35% time-based restricted stock units, and 15% stock options, each based on grant date fair value.

☑ **Challenging Performance Targets -** We establish challenging performance targets for our short-term cash incentive program and long-term equity incentive program in order to incentivize our executives to create stockholder value. Each financial performance measure is assigned a minimum level, a threshold level, a target level, and a maximum level, from zero to 200% of target for our short-term incentives and from zero to 125% of target for our long-term incentives, based upon the extent to which the performance target is met or exceeded.

☑ **Stock Ownership Guidelines -** We have stock ownership guidelines for all executive officers and Board members. We believe these requirements, combined with certain other elements of our overall compensation program, provide executive officers and directors with appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow the value of the Company.

☑ **Regular Review of Share Utilization -** We evaluate share utilization by reviewing ongoing grants, forfeitures, overhang levels (dilutive impact of equity compensation to our stockholders), and annual run rates (the aggregate shares awarded as a percentage of total outstanding shares).

☑ **Peer Group Comparison -** The Committee reviews our peer group annually and makes changes as appropriate. In 2015, the Committee reviewed the Company's peer group and decided to keep the Company's peer group the same. See page 28 "—How We Determine Executive Compensation—The Role of Peer Companies and Benchmarking."

☑ **Clawback Policy -** Consistent with our objective to pay responsibly, the Company maintains a clawback policy whereby incentive compensation paid to our NEOs and other key executives is subject to adjustment and recovery in the event of a material restatement of the Company's financial results. See "—Other Corporate Governance Considerations in Compensation—Compensation Clawback Policy" on page 36.

What We DO:

☑ **Independent Compensation Consulting Firm -** The Committee is advised by an independent compensation consulting firm that provides no other services to the Company.

☑ **Mitigate Undue Risk -** Our compensation program is designed to drive financial performance and create stockholder value without encouraging inappropriate or excessive risk taking. We take steps to mitigate undue risk associated with our compensation program through caps on potential payments, clawback provisions, stock ownership guidelines, a mix of short-term and long-term incentives with different performance measures, and robust Board and management processes to identify risk. We do not believe that the Company's executive compensation program creates risks that are reasonably likely to have a material adverse impact on the Company, which we validate through our risk assessment of incentive-based compensation programs each year. Refer to "—How We Determine Executive Compensation—Analysis of Risk in Our Compensation Program" for additional detail regarding risk considerations.

☑ **Review Tally Sheets -** The Committee reviews tally sheets for our NEOs prior to making annual executive compensation decisions. Tally sheets provide a comprehensive line item view of compensation where each component of compensation is tallied up.

What We DON'T DO:

☒ **No Special Tax Gross-Ups -** We do not provide special tax gross-ups to executives.

☒ **No Pension Plans or Other Post-Employment Defined Benefit Plans -** We do not provide any qualified or non-qualified post-employment defined benefit plans.

☒ **No Special Executive Perquisites -** We do not provide any executive with special perquisites.

☒ **No Repricing of Underwater Stock Options or Reloads of Stock Options -** The Company's 2010 Incentive Compensation Plan, as amended (the "Plan"), prohibits the repricing of stock options without the consent of stockholders and does not allow for reloads of stock options to the extent stock options are used to pay the exercise price or taxes with respect to stock option exercises.

☒ **No Hedging or Pledging Transactions -** We prohibit employees, including NEOs, and directors from hedging or pledging any securities of the Company held by them.

☒ **No Single Trigger Change-in-Control Payments -** Our NEOs are not currently entitled to any single-trigger special vesting, severance, or other benefits in a change-in-control.

OUTCOME OF 2015 SAY-ON-PAY VOTE AND STOCKHOLDER ENGAGEMENT

At our 2015 annual meeting of stockholders, our 2014 executive compensation program received the support of approximately 60% of the votes cast, with each of our five largest stockholders voting in favor of our executive compensation program and eight of our ten largest stockholders voting in favor of our executive compensation program. Although we received strong support from our largest stockholders, the level of support we received in 2015 was significantly less than the 95% support we received for our executive compensation program at our 2014 annual meeting, and the 94% support we received at our 2013 annual meeting, even though the overall objectives and design of our executive compensation program remained the same. In an effort to understand the reduction in support, following our 2015 Annual Meeting, we reached out to 20 of our largest stockholders, representing over a majority of our then outstanding shares, to solicit feedback on our executive compensation program and other corporate governance matters. Our head of investor relations and corporate secretary held discussions with each stockholder who desired to engage with us and gathered valuable feedback that was shared with and discussed by our Board of Directors and the Committee. Key themes communicated to us with respect to our executive compensation program and our response to each is set forth in the following table:

Theme	What We Heard	Our Response
2015 CEO Compensation Package	All stockholders with whom we spoke provided positive feedback on Mr. Kornberg's compensation package for 2015. We received no specific requests to change anything about Mr. Kornberg's pay package.	Given the support for Mr. Kornberg's compensation package, the overall structure will remain the same for 2016.
2014 CEO Compensation Package	Stockholders who voted against our say-on-pay proposal in 2015 and provided us with feedback regarding their vote indicated that they did so due to our former CEO's compensation package and the acceleration of certain equity awards in connection with his retirement.	Based on the positive feedback received for the 2015 CEO compensation package, the Committee believes the issues raised by stockholders with respect to the 2014 CEO compensation package were addressed. The Committee does not intend to modify the vesting terms of outstanding equity awards for retiring executives in the future. For more information regarding the vesting of equity awards upon retirement, refer to the tables in "Payments upon Termination and Change-in-Control" beginning on page 46
Performance Metrics for Incentive Compensation	We heard a wide range of views from our stockholders with respect to the appropriate use of performance metrics in our compensation program, with the majority indicating that they believe the Committee is best positioned to determine what performance targets are appropriate in order to accomplish the stated compensation objectives, including pay-for-performance.	The Committee believes that the current performance metrics continue to be effective in order to accomplish the compensation program's stated objectives and will continue to evaluate their effectiveness within that context and make changes if determined to be appropriate.
Long-term Incentive Award Performance Periods	We consistently heard from our stockholders that they preferred long-term incentive awards to have three-year performance periods.	Over the past three years, the Company has steadily increased the length of performance periods for its long-term incentive awards from one year to three years. Beginning in 2015, our performance-based restricted stock units have three-year performance targets.

The Board and its Committees regularly discuss and consider feedback from our stockholders. We attribute the support of Mr. Kornberg's 2015 compensation package, in part, to multiple discussions with stockholders in previous years in which we gathered valuable feedback about our executive compensation program. The Committee took such feedback into account in developing Mr. Kornberg's compensation package. Our stockholders' views on corporate governance and executive compensation are important to us, and we value and utilize the feedback and insights that we receive.

PAY FOR PERFORMANCE

PERFORMANCE-BASED COMPENSATION

We tie a significant portion of executive compensation to the Company's financial results and stock price in order to achieve our objective to pay for performance. As shown in the charts below, for 2015, 85% of CEO compensation and 65% of other NEO compensation at target was variable.

CEO 2015
Target Total Direct Compensation(1)


15%
Base Salary
18%
Short-Term
Incentives
Long-Term
Incentives
67%
85% Variable Compensation

Other NEOs 2015 Average
Target Total Direct Compensation(1)


40%
Long-Term
Incentives
35%
Base Salary
Short-Term
Incentives
25%
65% Variable Compensation

(1) Target total direct compensation is comprised of base salary, short-term incentives, and long-term incentives. Variable compensation is comprised of short-term incentives and long-term incentives.

Short-Term Incentives and Performance. Our short-term incentives are paid in cash and are earned based on the achievement of operating income performance targets for each six-month operating season. For 2015, our NEOs received cash incentive payouts equal to 200% of target for each season for achieving operating income in excess of the maximum payout goals for each season. For more information about our short-term incentives, see "—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Short-Term Incentives" beginning on page 31.

Long-Term Incentives and Performance. Our long-term incentives include a mix of stock options, time-based restricted stock units, and performance-based restricted stock units subject to time and performance-based vesting. For 2015, our NEOs were granted a mixture of approximately 50% performance-based restricted stock units with performance and time-based vesting criteria, 35% restricted stock units with time-based vesting, and 15% stock options with time-based vesting, each based on total grant date fair value (at target with respect to the performance-based restricted stock units).

2015 Performance-Based Restricted Stock Units

The performance-based restricted stock units granted in 2015 have performance targets based on adjusted earnings per share measured over a three-year performance period commencing on the first day of the Company's 2015 fiscal year and ending on the last day of the Company's 2017 fiscal year. The Company had adjusted EPS of $1.45 in fiscal 2015, the first year of the three-year performance period. If the Company's adjusted EPS for the first year of the three-year period were attained in the second and third year, the payout would be above target.

2014 Performance-Based Restricted Stock Units

The performance-based restricted stock units granted in 2014 had performance targets based on adjusted earnings per share measured over a two-year performance period commencing on the first day of the Company's 2014 fiscal year and ending on the last day of the Company's 2015 fiscal year. These awards paid out slightly above the minimum performance threshold at approximately 76.7% of target as a result of the significant improvement in 2015 adjusted diluted EPS compared to 2014.

For more information about our long-term incentives, see "—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives" beginning on page 32. Refer to Appendix A to this proxy statement for more information on adjusted earnings per diluted share, a non-GAAP measure, and a reconciliation of adjusted earnings per diluted share information included in this proxy statement, to reported earnings per diluted share, the most directly comparable GAAP measure.

Individual Performance. Executives are also compensated based on individual performance factors.

Individual performance is evaluated based upon several individualized leadership factors, including:

- attaining specific financial and operational objectives;

- building and developing individual skills and a strong leadership team;

- execution of the Company's business strategy; and

- individual performance relative to job requirements.

The Committee considers individual performance when determining (i) the annual merit-based pay increases for NEOs, (ii) the amount of the short-term cash incentive compensation opportunity for NEOs, and (iii) the amount of the long-term incentives awarded to NEOs.

CEO REALIZABLE PAY

The following chart shows realizable total direct compensation ("TDC") at target and actual for the Company's CEO for 2015. Realizable TDC is comprised of base salary, short-term incentives, and long-term incentives ("LTI"). Actual realizable TDC is intended to measure the actual amount of pay the CEO can expect to receive from his base salary and performance-based compensation awards. Actual realizable TDC consists of base salary plus actual cash bonus payouts and the actual amount of pay delivered from equity awards including a current estimate of value for awards that have either not yet vested or have not yet been earned. Realizable TDC is supplemental information and should not be considered a substitute for information in the Summary Compensation Table on page 38.

Realizable TDC at Target	
Elements of TDC	2015 CEO Compensation
Annual Cash	
Base Salary	$ 900,000
Target Bonus	$1,080,000
Sub-Total	**$1,980,000**
LTI Grant Values	
Options[1]	$ 593,917
Restricted Shares/Units[1]	$1,399,999
Performance Shares/Units[1]	$1,999,998
Sub-Total	**$3,993,914**
Total TDC	**$5,973,914**

Actual Realizable TDC	
Elements of TDC	2015 CEO Compensation
Annual Cash	
Base Salary	$ 900,000
Actual Bonus Paid[2]	$2,160,000
Sub-Total	**$3,060,000**
LTI: Realized Values	
Options	$ 0
Restricted Shares/Units	$ 0
Performance Shares/Units	$ 0
Sub-Total	**$ 0**
LTI: Unrealized Values	
Options[3]	$ 609,609
Restricted Shares/Units	$1,458,475
Performance Shares/Units[3]	$2,083,536
Sub-Total	**$4,151,620**
Total TDC	**$ 7,211,620**
% of Target TDC	*121%*

(1) Reflects amounts disclosed in the Grants of Plan-Based Awards table on page 40.

(2) Reflects amounts disclosed in the Summary Compensation Table on page 38 for 2015.

(3) Reflects awards disclosed in the Outstanding Equity Awards at Fiscal Year-End table on page 41. The value for the PSUs is based on assumed payout at target (if the actual EPS for the first year of the three-year period were attained in the second and third year, payout would be above target; insofar as there are two remaining years in the performance period, it is, however, considered appropriate to show the unrealized value as equivalent to target). The values shown for options reflect the Black-Scholes value with share price, volatility, expected term, and risk free rate assumptions as of the Company's fiscal year end as follows:

- Stock price of $16.96 as of January 29, 2016.

- Volatility of 47.9%, which represents the assumption used for fiscal year 2015 awards.

- Expected term of 5.7 years. This value was calculated by multiplying the ratio of the expected term at grant divided by the original term to the remaining term at January 30, 2016.

- Risk free rate of 1.33% for the 2013, 2014, and 2015 awards. These values reflect the yield as of January 29, 2016 of a U.S. Treasury with a term closest to the expected term of the option.

HOW WE DETERMINE EXECUTIVE COMPENSATION

DETERMINING COMPENSATION FOR THE CEO

The Committee works directly with Frederic W. Cook & Co. ("F.W. Cook") to obtain independent market data, analysis, and advice related to our CEO's total compensation package. The Committee, together with F.W. Cook, present a recommended pay package for our CEO to the independent directors of the Board for further review, discussion, and approval. Mr. Kornberg did not participate in any deliberations with regard to his own compensation. The Committee takes multiple factors into consideration when determining the appropriate CEO compensation package, including the CEO's existing compensation, the Company's performance, the CEO's individual performance and qualifications, peer group CEO pay levels, competitor and industry performance, our compensation objectives, and our business and succession plans.

DETERMINING COMPENSATION FOR THE OTHER NEOS

Each year, the Committee approves a compensation package for each of our executive officers, other than the CEO, that is consistent with our compensation objectives. As part of the review and approval process, at the Committee's request, our CEO and Senior Vice President of Human Resources make recommendations for the upcoming year to the Committee regarding compensation for executive officers other than for the CEO. The recommendations are based on individual performance, compensation data compiled from independent third-party executive compensation surveys, publicly available data from our peer group companies, and feedback and insights from management's compensation consultant (Hay Group), all of which is summarized by management and shared with the Committee. The Committee has an opportunity to review, analyze, and discuss the information and recommendations with its independent compensation consultant, F.W. Cook, and outside the presence of management. The Committee gives considerable weight to the CEO's evaluation of the other NEOs when approving other NEO compensation because of the CEO's direct knowledge of each executive officer's performance and contributions.

THE ROLE OF PEER COMPANIES AND BENCHMARKING

How The Peer Group is Determined. The Committee selects our peer group companies based on such factors as business focus, competition for executive talent, geographic proximity of corporate locations, size of business, and publicly available compensation data. The size of the group has been established so as to provide sufficient market data across the range of senior positions at Express. The Committee annually evaluates whether companies should be added or removed from our peer group companies. No changes were made to the Company's peer group in 2015.

Our peer group is comprised of the following retail companies:

Abercrombie & Fitch	Chico's FAS	Kate Spade
Aeropostale	Children's Place Retail Stores	Men's Wearhouse
American Eagle Outfitters	DSW	New York & Company
Ann Inc.	The Finish Line	Stage Stores
Ascena Retail Group	Genesco	Urban Outfitters
Buckle	Guess?	

The following chart compares the Company's revenue and market capitalization to the median revenue and market capitalization for its peer group.

In Billions	Express	Peer Group Median
Annual Revenue*	$2.4	$2.5
Market Capitalization*	$1.4	$1.5

* Revenue based on publicly available information for the trailing four quarters as of April 11, 2016. Market capitalization is as of January 29, 2016 (the last trading day of the Company's 2015 fiscal year). Revenue and market capitalization for Ascena Retail Group and Ann Inc. are as of July 31, 2015 prior to Ascena Retail Group's acquisition of Ann Inc. in August 2015.

How The Peer Group is Used. The Committee reviews both compensation and performance at peer companies to support its decision-making process so it can set total compensation levels that it believes are consistent with our compensation objectives to pay for performance and pay competitively. The Committee does not strictly set compensation at a given level relative to its peers (e.g., median). The pay positioning of individual executives varies based on their competencies, skills, experience, and performance, as well as internal alignment and pay relationships. Actual total compensation earned may be more or less than target based on Company performance results during the performance period.

STOCKHOLDER FEEDBACK

The Board and its Committees regularly discuss and consider feedback from our stockholders. See "—Executive Compensation Objectives and Practices—Outcome of 2015 Say-On-Pay Vote and Stockholder Engagement" on page 25 for more information.

THE ROLE OF THE COMMITTEE'S COMPENSATION CONSULTANT

The Committee engages an independent executive compensation consultant to advise the Committee about our executive compensation program and practices. The Committee selected F.W. Cook as its independent consultant for 2015.

The Committee has determined that the work of F.W. Cook did not raise any conflicts of interest in 2015. In making this assessment, the Committee considered the independence factors enumerated in Rule 10C-1(b) under the Exchange Act, including the fact that F.W. Cook does not provide any other services to the Company, the level of fees received from the Company as a percentage of F.W. Cook's total revenue, policies and procedures employed by F.W. Cook to prevent conflicts of interest, and whether the individual F.W. Cook advisers to the Committee own any of the Company's stock or have any business or personal relationships with members of the Committee or our executive officers.

ANALYSIS OF RISK IN OUR COMPENSATION PROGRAM

The Committee evaluates the risks of our compensation program as part of its responsibilities. The compensation program is intended to discourage excessive risk taking by executives and employees to obtain short-term benefits that may be harmful to the Company and our stockholders in the long-term. We believe that the following elements of our compensation program discourage excessive risk taking:

- *Short-Term/Long-Term Incentive Mix.* The mix between short-term cash incentives and long-term equity-based incentives discourages executives and employees from maximizing short-term performance at the expense of long-term performance.

- *Long-Term Incentive Mix.* We grant a mixture of long-term equity incentives, comprised in 2015 of (i) stock options, (ii) time-based restricted stock units, and (iii) performance-based restricted stock units, because stock options and performance-based restricted stock units alone may lead to increased risk taking and time-based restricted stock awards alone may discourage employees from taking appropriate risks. Our equity incentives have multi-year vesting requirements. Furthermore, in 2015, grants of performance-based restricted stock units were subject to performance-based vesting conditions measured over a three-year period commencing on the first day of the Company's 2015 fiscal year and ending on the last day of the Company's 2017 fiscal year. Our long-term incentive awards are designed to incentivize the creation of long-term stockholder value and to encourage retention.

- *Short-Term and Long-Term Incentive Program Design.* In order to discourage excessive risk taking, both short-term incentive compensation awards and long-term performance-based restricted stock awards allow for a graduated payout instead of a win or lose payout structure. Each program has a minimum performance threshold below which no payout is earned and a maximum above which no additional payout is earned. In addition, a prorated payout may be earned based on the achievement between threshold and target or achievement between target and maximum.

- *Multiple Performance Measures.* Our short-term cash-incentive program has a performance target based on operating income and our performance-based restricted stock awards have performance targets based on adjusted earnings per share. The varied performance measures are designed to discourage participants from focusing on the achievement of one performance measure at the expense of another.

- *Stock Ownership Guidelines.* We use meaningful stock ownership guidelines to align our directors' and executive officers' interests with our stockholders' interests and focus our executives on attaining long-term stockholder returns.

- *Clawback and Anti-Hedging Policies.* Our clawback policy allows us to adjust and recover any incentive compensation paid in the event of a material restatement of the Company's financial results, which discourages inappropriate risk-taking behavior. Our anti-hedging policies further align our executives' and employees' interests with those of our stockholders.

WHAT WE PAY AND WHY: ELEMENTS OF COMPENSATION

As discussed throughout this CD&A, the compensation policies applicable to our NEOs are reflective of our objective to pay for performance, whereby a significant portion of both cash and equity-based compensation is contingent upon the achievement of measurable financial objectives and enhanced equity value, as opposed to base salary and perquisites not directly linked to objective financial performance. This compensation mix is intended to drive executive officers to enhance stockholder value over the long term.

The elements of our compensation program are:

- base salary;
- performance-based cash incentives;
- equity-based incentives; and
- certain additional executive benefits.

Base salary, performance-based cash incentives, and long-term equity-based incentives are the most significant elements of our executive compensation program and, on an aggregate basis, are intended to substantially satisfy our program's overall objectives.

The Committee strives to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives; however, it does not apply any rigid allocation formula in setting our executive compensation, and the Committee may make adjustments to this approach for various positions on a case-by-case basis as appropriate.

In addition, we believe that retirement plan benefits and termination benefits are important components in a well-structured executive officer compensation package, and we seek to ensure that the overall compensation package is competitive at the time the package is negotiated with the executive officer.

BASE SALARY

We provide a base salary to our executive officers to compensate them for their services during the year and to provide them with a stable source of income. NEO base salaries reflect the Company's compensation objectives, with each salary determined by an annual assessment of a number of factors, including the individual's current base salary, job responsibilities, peer group and other publicly available compensation data, and individual performance.

The annual base salaries in effect for each of our NEOs as of January 30, 2016 are shown in the following table:

Name	2014 Fiscal Year End	Changes to Base Salary During 2015	2015 Fiscal Year End
David Kornberg	$900,000	No change in 2015.	$900,000
Matthew Moellering	$750,000	In April 2015, Mr. Moellering received a merit and market-based salary increase from $750,000 to $769,000.	$769,000
John J. ("Jack") Rafferty	$555,000	In April 2015, Mr. Rafferty received a merit and market-based salary increase from $555,000 to $569,000.	$569,000
Jeanne St. Pierre	$565,000	In April 2015, Ms. St. Pierre received a merit and market-based salary increase from $565,000 to $579,000.	$579,000
Periclis ("Perry") Pericleous	$275,250	In April 2015, Mr. Pericleous received a merit and market-based salary increase from $275,250 to $286,300. Effective July 6, 2015 Mr. Pericleous was promoted from Vice President of Finance to Senior Vice President, Chief Financial Officer and Treasurer and his base salary was increased from $286,300 to $420,000 in connection with his promotion.	$420,000

Consistent with the executive compensation decision making process described in "—How We Determine Executive Compensation" beginning on page 28, in March 2016, the Committee approved annual base salary increases for Mr. Kornberg (from $900,000 to $1,000,000), Mr. Moellering (from $769,000 to $793,000), Mr. Rafferty (from $569,000 to $582,000), Ms. St. Pierre (from $579,000 to $595,000), and Mr. Pericleous (from $420,000 to $445,000).

PERFORMANCE-BASED INCENTIVES

Short-Term Incentives

Our short-term performance-based cash incentive program provides our NEOs with incentive payment opportunities for each six-month operating season. These incentive payment opportunities are based on the attainment of pre-established objective financial goals and are intended to motivate executives to work effectively to achieve financial performance objectives and reward them when objectives are met. Using short-term incentives tied to the traditional retail selling seasons of Spring (February through July) and Fall (August through January) allows us to establish appropriately challenging performance targets that align business performance expectations with the seasonal nature of our business and prevailing market and economic conditions.

2015 Short-Term Incentive Cash Compensation

The financial performance goals under the short-term cash incentive program for 2015 were based on operating income, subject to adjustments for certain extraordinary items. Operating income is used because it is a performance measure over which executives can have significant impact, and is also directly linked to the Company's long-range growth plan which drives stockholder value. There were no adjustments made for non-core operating items in 2015 for purposes of determining whether the performance targets had been achieved.

The Committee sets the performance goals at the beginning of each six-month season based on an analysis of (i) historical performance, (ii) internal financial plans, and (iii) general economic conditions.

The performance goals are set at the same targets for all leadership in the business. We believe it is important to have all members of leadership working toward the same goals and that those goals are clear, understandable, and within their control.

The target cash incentive compensation opportunity for each eligible executive is set at a percentage of base salary. For 2015, the amount of performance-based cash incentive opportunity for participating executives ranged from zero to double their incentive target, based upon the extent to which the performance goals were achieved or exceeded. The threshold, target, and maximum short-term performance-based cash incentive payout opportunities for our NEOs for 2015 are set forth in the "Grants of Plan-Based Awards" table on page 40.

The short-term incentive cash compensation target as a percentage of base salary in effect for each of our NEOs for 2015 is shown below:

Annual Short-Term Incentive Payout Opportunity at Target (as a % of Base Salary)	
Name	**2015**
David Kornberg	120%
Matthew Moellering	85%
John J. ("Jack") Rafferty	65%
Jeanne St. Pierre	65%
Periclis ("Perry") Pericleous	50%

The following tables show (1) each NEO's performance-based cash incentive targets and actual payout as a percentage of base salary, and (2) the operating income goals used to determine the cash incentive payment for 2015.

	Spring 2015					**Fall 2015**				
	Percentage of Annual Base Salary (February 2015 through July 2015)					**Percentage of Annual Base Salary (August 2015 through January 2016)**				
Name	**Minimum Payout**	**Threshold Payout**	**Target Payout**	**Maximum Payout**	**Actual Payout**	**Minimum Payout**	**Threshold Payout**	**Target Payout**	**Maximum Payout**	**Actual Payout**
David Kornberg	0%	9.6%	48.0%	96.0%	96.0%	0%	14.4%	72.0%	144.0%	144.0%
Matthew Moellering	0%	6.8%	34.0%	68.0%	68.0%	0%	10.2%	51.0%	102.0%	102.0%
John J. ("Jack") Rafferty	0%	5.2%	26.0%	52.0%	52.0%	0%	7.8%	39.0%	78.0%	78.0%
Jeanne St. Pierre	0%	5.2%	26.0%	52.0%	52.0%	0%	7.8%	39.0%	78.0%	78.0%
Periclis ("Perry") Pericleous	0%	4.0%	20.0%	40.0%	40.0%	0%	6.0%	30.0%	60.0%	60.0%
Performance Goal	Amount for Minimum Payout	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	**Actual Achieved**	Amount for Minimum Payout	Goal for Threshold Payout	Goal for Target Payout	Goal for Maximum Payout	**Actual Achieved**
Operating Income (in millions)	< $26.5	$26.5	$37.0	>= $40.0	$69.8	< $107.0	$107.0	$120.0	>= $137.0	$137.4

2016 Short-Term Incentive Cash Compensation

In 2016, we expect to continue with our short-term incentive cash compensation program using operating income as the performance metric. The minimum, threshold, target, and maximum payouts as a percentage of base salary are planned to stay the same in 2016, except for Mr Kornberg, whose target was increased by the Committee in March 2016 from 120% to 130%, and for Mr. Pericleous, whose target was increased by the Committee in March 2016 from 50% to 60%.

We do not believe that disclosure of our 2016 performance goals is relevant to an understanding of compensation for 2015. Our 2016 short-term performance goals are intended to be realistic and reasonable, but challenging, in order to drive performance on an individual basis.

Long-Term Incentives

Our long-term equity incentive awards are generally intended to accomplish the following main objectives: (1) create a direct correlation between the Company's financial performance and stock price and compensation paid to our NEOs; (2) retention of our NEOs; (3) assist in building equity ownership of our NEOs to increase alignment with long-term stockholder interests; (4) attract and motivate key employees; (5) reward participants for performance in relation to the creation of stockholder value; and (6) deliver competitive levels of compensation consistent with our compensation objectives. Equity-based awards for our NEOs are determined on a position-by-position basis using survey data for corresponding positions in our peer group, the individual's job responsibilities, and individual performance.

Executives are generally granted equity-based awards as part of our annual merit review process consistent with the executive compensation decision making process described in "—How We Determine Executive Compensation" beginning on page 28. During this process, the Committee determines the appropriate overall value and mixture of each equity-based grant for the NEOs based on the objectives and factors set forth in "—Pay for Performance—Long-Term Incentives and Performance" on page 26.

For 2015, the Committee and Board determined that our NEOs would receive a mix of long-term incentives comprised of approximately 50% performance-based restricted stock units with performance and time-based vesting criteria, 35% restricted stock units with time-based vesting, and 15% stock options with time-based vesting, based on total grant date fair value. The grants are shown in the following tables.

2015 Stock Options

In 2015, the Company granted our NEOs the following non-qualified stock options:

Name	Number of Non-Qualified Stock Options Granted
David Kornberg	77,022
Matthew Moellering	19,255
John J. ("Jack") Rafferty	10,109
Jeanne St. Pierre	10,109
Periclis ("Perry") Pericleous	8,527

One-fourth of the stock options are scheduled to vest on each of April 15, 2016, 2017, 2018, and 2019, subject to continued employment with the Company, except that one-fourth of the 8,527 stock options granted to Mr. Pericleous in July 2015 in connection with his promotion from Vice President of Finance to Senior Vice President, Chief Financial Officer, and Treasurer are scheduled to vest on each of July 15, 2016, 2017, 2018, and 2019, subject to continued employment with the Company.

The exercise price for stock options is set at the most recent closing trading price prior to the grant date. Options vest over multiple years and are exercisable for ten years after grant, which furthers stockholder alignment by encouraging a focus on long-term growth and stock performance.

2015 Time-Based Restricted Stock Units

In 2015, the Company granted our NEOs the following time-based restricted stock units:

Name	Number of Time-Based Restricted Stock Units
David Kornberg	85,995
Matthew Moellering	21,498
John J. ("Jack") Rafferty	11,287
Jeanne St. Pierre	11,287
Periclis ("Perry") Pericleous	15,245

One-fourth of the restricted stock units are scheduled to vest on each of April 15, 2016, 2017, 2018, and 2019, subject to continued employment with the Company, except that 9,103 restricted stock units granted to Mr. Pericleous in July 2015 in connection with his promotion from Vice President

of Finance to Senior Vice President, Chief Financial Officer, and Treasurer are scheduled to vest on each of July 15, 2016, 2017, 2018, and 2019, subject to continued employment with the Company.

2015 Performance-Based Restricted Stock Units

The following chart identifies the performance metric, performance levels, the performance levels as a percentage of the target goal, and corresponding payouts as a percentage of the target performance-based restricted stock unit grant for the Company's performance-based restricted stock unit awards for 2015.

Performance Metric:	Performance Level	Company Performance (as a % of target)	% of Performance Shares Earned
2015-2017 Adjusted Earnings Per Diluted Share	Below Threshold	Less than 75%	0% of target grant
	Threshold	75%	75% of target grant
	Target	100%	100% of target grant
	Maximum	125% or higher	125% of target grant

The following table shows the range of possible payouts for the performance-based restricted stock units granted to each NEO, in 2015. Mr. Pericleous was not granted any performance-based restricted stock units in 2015.

Name	Number of Shares Underlying Performance-Based Restricted Stock Units that are Eligible to Vest			
	Minimum	Threshold	Target	Maximum
David Kornberg	—	92,138	122,850	153,563
Matthew Moellering	—	27,181	36,241	45,301
John J. ("Jack") Rafferty	—	14,270	19,026	23,783
Jeanne St. Pierre	—	14,270	19,026	23,783
Periclis ("Perry") Pericleous	—	—	—	—

The number of performance-based restricted stock units that vest will be determined based on the Company's adjusted earnings per diluted share for the three-year period commencing on the first day of the Company's 2015 fiscal year and ending on the last day of the Company's 2017 fiscal year, compared to the performance goals established by the Committee. The number of performance-based restricted stock units that vest are interpolated between the threshold and target or target and maximum performance goals if the actual result is an amount between such goals.

Adjusted earnings per diluted share for the first year of the three-year performance period was $1.45. If the actual adjusted earnings per diluted share for the first year of the three-year period were attained in the second and third year, payout would be above target.

All of the performance-based restricted stock units that are earned based on achievement of the performance goals are scheduled to vest on April 15, 2018 subject to continued employment with the Company.

For grant and vesting purposes, "adjusted earnings per diluted share" means the Company's earnings per diluted share calculated in accordance with GAAP, adjusted to exclude the impact of any non-core operating costs consistent with past practice for debt extinguishment and one-time transaction costs. Refer to Appendix A to this proxy statement for more information on adjusted earnings per diluted share, a non-GAAP measure, and a reconciliation of adjusted earnings per diluted share information for 2015 to reported earnings per diluted share, the most directly comparable GAAP measure.

2014 Performance-Based Restricted Stock Units Goals and Results

In March 2014, our NEOs, except for Mr. Pericleous, were granted performance-based restricted stock units that were subject to performance goals based on the Company's adjusted earnings per diluted share measured over the two-year period commencing on the first day of the Company's 2014 fiscal year and ending on the last day of the Company's 2015 fiscal year.

The number of performance-based restricted stock units that vest are interpolated between the threshold and target or target and maximum performance goals if the actual result is an amount between such goals. One-half of the performance-based restricted stock units that were earned based on achievement of the performance goals are scheduled to vest on each of April 15, 2016 and 2017, subject to continued employment with the Company.

For grant and vesting purposes, "adjusted earnings per diluted share" means the Company's earnings per diluted share calculated in accordance with GAAP, adjusted to exclude the impact of any non-core operating costs consistent with past practice for debt extinguishment and one-time transaction costs. Refer to Appendix A to this proxy statement for more information on adjusted earnings per diluted share, a non-GAAP measure, and a reconciliation of adjusted earnings per diluted share information included in this proxy statement, to reported earnings per diluted share, the most directly comparable GAAP measure.

The following table shows the range of possible payouts for the performance-based restricted stock units granted to each NEO in 2014 and the actual amount earned based upon achievement of the performance goals.

Name	Minimum	Threshold	Target	Maximum	Actual
		Number of Shares Underlying Performance-Based Restricted Stock Units that are Eligible to Vest			
David Kornberg	—	30,876	41,168	51,460	31,576
Matthew Moellering	—	27,629	36,839	46,048	28,255
John J. ("Jack") Rafferty	—	14,367	19,157	23,946	14,693
Jeanne St. Pierre	—	14,367	19,157	23,946	14,693
Periclis ("Perry") Pericleous	—	—	—	—	—
Performance Metric: 2014-2015 Adjusted Earnings Per Diluted Share	Less than $2.21	$2.21	$2.95	$3.69	2.26

2016 Long-Term Equity Incentive Compensation

In March 2016, our NEOs were granted the equity awards shown in the table below:

Name	Non-Qualified Stock Options	Time-Based Restricted Stock Units	Performance-Based Restricted Stock Units			
			Minimum	Threshold	Target	Maximum
David Kornberg	78,947	82,781	—	59,130	118,259	236,518
Matthew Moellering	20,526	21,523	—	15,374	30,747	61,494
John J. ("Jack") Rafferty	11,053	11,589	—	8,278	16,556	33,112
Jeanne St. Pierre	11,053	11,589	—	8,278	16,556	33,112
Periclis ("Perry") Pericleous	8,684	9,106	—	6,505	13,009	26,018

One-fourth of the stock options and one-fourth of the time-based restricted stock units are scheduled to vest on each of April 15, 2017, 2018, 2019, and 2020, subject to continued employment with the Company.

The number of performance-based restricted stock units that vest will be determined based on the Company's adjusted earnings per diluted share for the three-year period commencing on the first day of the Company's 2016 fiscal year and ending on the last day of the Company's 2018 fiscal year, compared to the performance goals established by the Committee. The performance-based restricted stock units that are earned based on achievement of the performance goals are scheduled to vest on April 15, 2019, subject to

continued employment with the Company. The range of possible payouts for the performance-based restricted stock units are set forth in the table above. The number of performance-based restricted stock units that vest will be determined using straight line interpolation if adjusted earnings per diluted share over the performance period is an amount between performance goals.

We do not believe that disclosure of our three-year adjusted earnings per share goals are relevant to an understanding of compensation for 2015. Our long-term performance goals for the 2016-2018 period are intended to be realistic and reasonable, but challenging, in order to drive performance on an individual basis.

ADDITIONAL EXECUTIVE BENEFITS

We provide our executive officers with executive benefits that the Committee believes are reasonable and in the best interests of the Company and its stockholders. Consistent with our compensation objectives, we provide benefits for our executive officers, including retirement plans, life insurance benefits, housing relocation benefits, and paid time off. The Committee, in its discretion, may revise, amend, or add to

an officer's executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies. We do not provide any executive with special perquisites.

We have no current plans to materially change the levels of benefits we provide.

Retirement Plan Benefits

We do not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our employees or the Company at this time. We sponsor a tax-qualified defined contribution retirement plan and a non-qualified defined contribution retirement plan. Participation in the qualified plan is available to employees who meet

certain age and service requirements. Participation in the non-qualified plan is made available to employees who meet certain age, service, and job level requirements. Our executive officers participate in these plans based on these requirements.

Qualified Retirement Plan

The qualified plan is available to all eligible employees, including executive officers, and allows them to elect to make contributions up to the maximum limits allowable under Section 401(k) of the Internal Revenue Code (the "Code"). We match 100% of employee deferrals, limited to deferrals of up

to 4% of compensation not in excess of the IRS Qualified Plan Maximum Compensation Limit. Employees' contributions and Company matching contributions vest immediately. Please refer to footnote 6 to the Summary Compensation Table on page 38 for details of Company contributions.

Non-qualified Deferred Compensation Plan

The non-qualified deferred compensation plan is available to all director-level and above employees and is an unfunded plan which provides benefits beyond the Code limits for qualified defined contribution plans. The plan permits participating employees to elect contributions up to a maximum of 3% of compensation in excess of the IRS Qualified Plan Maximum Compensation Limit. We match 200% of employees' contributions. The plan also permits employees to defer additional compensation of up to 75% of base salary and up to 75% of short-term incentive cash compensation of which we do not match. Employees' accounts are credited with interest using a rate determined annually based on factors or indices, including the borrowing rates available to the Company. The

interest rate for the 2015 plan year was 5.2%. Employees' contributions and the related interest vest immediately. Company contributions and the related interest are subject to a vesting schedule where employees begin vesting after two years of service and are fully vested after six years of service. Employees generally may elect in-service distributions for the unmatched deferred compensation component only. The remaining vested portion of employees' accounts in the plan will be distributed upon termination of employment in either a lump sum or in equal annual installments over a specified period of up to ten years as elected by the participant. Please refer to footnote 6 to the Summary Compensation Table on page 38 for details of Company contributions.

Health and Welfare Benefits

Executive Life Insurance

We provide all executive officers with executive life insurance that offers a benefit equal to two times their annual base salary up to a maximum of $2 million.

Executive Disability Insurance

We provide all executive officers with disability coverage that provides a benefit of 100% base salary continuation for up to 365 days and then 60% of the executive's base salary plus the annual average of the last three years of incentive cash compensation, up to a maximum benefit of $25,000 per month.

OTHER CORPORATE GOVERNANCE CONSIDERATIONS IN COMPENSATION

COMPENSATION CLAWBACK POLICY

The Committee has approved a policy concerning the recovery of incentive compensation. This policy applies to performance-based awards paid to our NEOs as well as other key executives.

Under the policy, in the event of a material restatement of the Company's financial results, the Committee will review the circumstances that caused the restatement and consider accountability to determine whether a covered employee was negligent or engaged in misconduct. If so, and if the amount of a cash incentive award paid or to be paid, or the shares vested or to be vested of a performance-based long-term incentive award would have been less had the financial statements been correct, the Committee will recover compensation from the covered employee as it deems appropriate. This policy is in addition to any requirements which might be imposed pursuant to Section 304 under the Sarbanes-Oxley Act of 2002, and will be modified to the extent required by the Dodd-Frank Act of 2010.

STOCK OWNERSHIP GUIDELINES

We have stock ownership requirements for our executives to further build commonality of interest between management and stockholders and to encourage executives to think and act like owners. Our current stock ownership guidelines are as follows:

Chief Executive Officer	Lesser of 5x annual base salary or 200,000 shares
Chief Operating Officer	Lesser of 3x annual base salary or 75,000 shares
Other Executive Officers	Lesser of 2x annual base salary or 40,000 shares
Senior Vice Presidents	Lesser of 1x annual base salary or 16,000 shares
Board Members	5x annual retainer

The executive officers and Board members have five years to meet the guidelines. To avoid fluctuating ownership requirements, except upon a promotion, once an individual has achieved the ownership guidelines, they will be considered to have satisfied the requirements as long as the shares used to meet the underlying requirements are retained. The Committee annually reviews individual executive and director stock ownership levels. During the Committee's most recent review of ownership levels, it was confirmed that all NEOs currently meet or are on track to meet the applicable ownership guideline.

EMPLOYMENT AND SEVERANCE AGREEMENTS

Prior to our initial public offering ("IPO"), we entered into employment agreements with Messrs. Kornberg, Moellering, and Rafferty, and with Ms. St. Pierre. We entered into amended and restated employment agreements with Messrs. Kornberg, Moellering, and Rafferty, and with Ms. St. Pierre in 2013, and we entered into a second amended and restated employment agreement with Mr. Kornberg in connection with his promotion from President to President and CEO, effective January 30, 2015. We are also party to a severance agreement with Mr. Pericleous. Please refer to the "Employment Related Agreements" section beginning on page 44 for more detail.

SEVERANCE AND POST-EMPLOYMENT BENEFITS

Please refer to "—Potential Payments Upon Termination and Change-in-Control" beginning on page 46 for information regarding severance and post-employment benefits and to "—Employment Related Agreements" beginning on page 44 for more detail.

POLICY REGARDING TIMING OF STOCK-BASED AWARDS

The Committee recognizes the importance of adhering to specific practices and procedures in the granting of equity awards and has adopted a specific policy around this process.

The Committee generally grants equity awards to executive officers annually during the first quarter in a given fiscal year at the Board's first regularly scheduled in-person meeting for the year. For directors, the Committee generally grants equity awards annually on the date of the Company's annual meeting of stockholders. To the extent that equity awards are granted at other times throughout the year, such grants are generally made on the 15th calendar day of a month.

TRADING CONTROLS

Executive officers, including our NEOs, are required to receive pre-approval from the Company's General Counsel prior to entering into any transactions in Company securities. Generally, trading is permitted only during specified trading periods.

From time to time, certain of our executive officers may adopt non-discretionary, written trading plans that comply with Rule 10b5-1(c) under the Exchange Act ("10b5-1 plans"). 10b5-1 plans permit our executive officers to monetize their equity-based compensation in an automatic and non-discretionary manner over time and are generally adopted for financial planning purposes.

Our Insider Trading Policy requires that our General Counsel pre-approve any new 10b5-1 plan, or any modification or termination of such a plan, and provides that executive officers may enter into or modify a 10b5-1 plan only during an open trading window and while not in possession of material non-public information. Moreover, any 10b5-1 plan must include a waiting period between establishment or modification of the plan and any transaction pursuant to the plan. In addition, our executive officers are generally prohibited from entering into overlapping 10b5-1 plans, engaging in transactions in Company stock outside of any 10b5-1 plan then in effect, and amending or terminating plans absent unforeseen events such as a change in personal financial circumstances.

ACCOUNTING AND TAX CONSIDERATIONS

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Code Section 162(m) ("162(m)").162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is "performance-based" under 162(m).

Rights or awards granted under the plan, other than stock options, will not qualify as "performance-based compensation" for purposes of 162(m) unless such rights or awards are earned based on pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. In 2012 our stockholders approved the performance goals and annual grant limitations under the 2010 Plan.

We consider the impact of 162(m) when developing and implementing our executive compensation program. Cash incentive awards and performance-based equity awards, including stock options, generally are designed to meet the deductibility requirements. We believe that it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under 162(m). Amounts paid under any of our compensation programs, including salaries, cash incentive awards, performance stock awards, and other equity awards, may not qualify as performance-based compensation that is excluded from the limitation on deductibility.

Many other Code provisions, SEC regulations, and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective, and maintain flexibility in order to accomplish executive compensation program objectives.

Compensation and Governance Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the Company's Annual Report on Form 10-K for the year ended January 30, 2016.

Compensation and Governance Committee
Mylle Mangum, Chair
Theo Killion
Peter Swinburn

Compensation Tables

The purpose of the following tables is to provide information regarding the compensation earned by our NEOs during the fiscal years indicated.

The Summary Compensation Table and the Grants of Plan-Based Awards should be viewed together for a more complete representation of both the annual and long-term incentive compensation elements of our executive compensation program.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our NEOs during the years ended January 30, 2016, January 31, 2015, and February 1, 2014, referred to as 2015, 2014, and 2013, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Non-qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
David Kornberg	2015	900,000	—	3,399,996	593,917	2,160,000	25,505	101,988	7,181,406
	2014	700,000	—	989,006	221,925	—	29,651	135,078	2,075,660
President and CEO	2013	700,000	500,000	672,753	317,667	—	8,802	161,374	2,360,596
Matthew Moellering	2015	766,077	—	939,991	149,919	1,307,300	22,091	74,129	3,259,507
	2014	750,000	—	885,008	198,591	—	25,908	96,479	1,955,986
Executive Vice President and Chief Operating Officer	2013	742,308	—	747,523	352,963	—	7,777	150,779	2,001,350
John J. ("Jack") Rafferty	2015	566,846	275,000	493,495	78,709	739,700	84,126	64,887	2,302,763
	2014	555,000	—	460,218	103,270	—	103,869	81,583	1,303,940
Executive Vice President—Planning and Allocation	2013	553,462	—	388,715	183,541	—	33,703	116,175	1,275,596
Jeanne St. Pierre Executive Vice President—Stores	2015	576,846	—	493,495	78,709	752,700	55,979	49,361	2,007,090
Periclis ("Perry") Pericleous Senior Vice President, Chief Financial Officer and Treasurer	2015	361,735	150,000	271,492	73,487	420,000	817	37,171	1,314,702
D. Paul Dascoli	2015	217,011	—	422,987	67,466	—	11,456	1,399,483	2,118,403
	2014	500,000	—	415,977	93,336	—	13,914	52,746	1,075,973
Former Senior Vice President, Chief Financial Officer and Treasurer	2013	494,615	—	355,047	167,657	—	3,590	36,906	1,057,815

(1) For 2015, includes (i) a special bonus paid to Mr. Rafferty for his contributions in connection with the implementation of new systems, and (ii) a special retention bonus awarded to Mr. Pericleous in 2013 and paid out in 2015. For 2013, includes a special retention bonus awarded to Mr. Kornberg in 2011 and paid out in 2013.

(2) Reflects the aggregate grant date fair value of awards granted in the applicable year. For 2015, the amounts reflect the aggregate grant date fair value of time-based restricted stock units and, except for Mr. Pericleous, performance-based restricted stock units at target. The number of performance-based restricted stock units that vest will be determined based on the Company's adjusted earnings per diluted share for the three-year period commencing on the first day of the Company's 2015 fiscal year and ending on the last day of the Company's 2017 fiscal year, compared to the performance goals established by the Committee. The maximum grant date fair value related to the performance-based restricted stock units was as follows: David Kornberg—$2,500,005; Matthew Moellering—$737,500; John J. ("Jack") Rafferty—$387,187; Jeanne L. St. Pierre—$387,187; D. Paul Dascoli—$331,867. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives—2015 Performance-Based Restricted Stock Units" on page 33 for more detailed information regarding performance-based restricted stock units granted to our NEOs in 2015. For 2014, the amounts reflect the aggregate grant date fair value of time-based restricted stock units and performance-based restricted stock units at target even though the performance-based restricted stock units were earned at 76.7% of

target. The number of performance-based restricted stock units that were earned were determined based on the Company's adjusted earnings per diluted share for the two-year period commencing on the first day of the Company's 2014 fiscal year and ending on the last day of the Company's 2015 fiscal year, compared to the performance goals established by the Committee. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives—2014 Performance-Based Restricted Stock Units Goals and Results" on page 34 for more detailed information regarding performance-based restricted stock units granted to our NEOs in 2014. For 2013, the amounts reflect the aggregate grant date fair value of performance-based restricted stock units at target, even though the performance-based restricted stock units were earned at 83.5% of target. These values have been determined based on the assumptions and methodologies set forth in Note 10 of the Company's financial statements included in its Annual Report for the year ended January 30, 2016.

(3) These values have been determined based on the assumptions and methodologies set forth in Note 10 of the Company's financial statements included in its Annual Report for the year ended January 30, 2016.

(4) For 2015, because maximum performance goals were met, our NEOs earned payouts at the 200% level under the short-term performance-based cash incentive program. For 2014 and 2013, because threshold performance goals were not met in either year, no payouts were made under the short-term performance-based cash incentive program in either of 2014 or 2013. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Short-Term Incentives" on page 31 for more information about our short-term incentive compensation program.

(5) We do not sponsor any tax-qualified or non-qualified defined benefit retirement plans. For 2015, the amounts shown represent the amount by which earnings of 5.2% on each NEO's non-qualified deferred compensation account balance exceeded 120% of the applicable federal long-term rate.

(6) The following table details All Other Compensation paid to each NEO during 2015:

Name	Executive Life and Disability Insurance ($)[a]	Severance ($)[b]	Qualified Retirement Plan Company Match ($)[c]	Non-qualified Supplemental Retirement Plan Company Match ($)[d]	Total
David Kornberg	2,240	—	11,146	88,601	101,988
Matthew Moellering	2,304	—	10,517	61,308	74,129
John J. ("Jack") Rafferty	2,069	—	10,551	52,267	64,887
Jeanne St. Pierre	2,069	—	10,613	36,679	49,361
Periclis ("Perry") Pericleous	1,473	—	11,816	23,882	37,171
D. Paul Dascoli	885	1,388,770	9,246	582	1,399,483

(a) Amounts represent the annual premiums paid by the Company for executive life insurance and executive disability insurance.

(b) Represents amounts paid to Mr. Dascoli pursuant to the severance provisions of his severance agreement, including severance payments of $293,988 paid in 2015 and $475,512 to be paid in 2016, in addition to COBRA premium subsidies in the amount of $3,370 reimbursed in 2015. Also includes the Spring 2015 short-term performance-based cash incentive award amount of $246,240 and the Fall 2015 short-term performance-based cash incentive award amount of $369,300.

(c) The Company matches 100% of 401(k) deferrals, limited to deferrals of up to 4% of compensation not in excess of the IRS Qualified Plan Maximum Compensation Limit. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Additional Executive Benefits and Perquisites—Retirement Plan Benefits—Qualified Retirement Plan" on page 35.

(d) The Company matches 200% of employee deferrals (the maximum employee deferral for this plan is 3% of compensation in excess of the IRS Qualified Plan Maximum Compensation Limit). See "—Compensation Discussion and Analysis—What We Pay And Why: Elements of Compensation—Additional Executive Benefits and Perquisites—Retirement Plan Benefits—Non-qualified Deferred Compensation Plan" on page 35.

GRANTS OF PLAN-BASED AWARDS

During 2015, each of our NEOs participated in our short-term performance-based cash incentive program under which each NEO was eligible for awards set forth under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" below. In addition, our NEOs participated in our long-term equity incentive program under which they were granted equity awards including performance-based restricted stock units, time-based restricted stock units, and stock options, excluding Mr. Pericleous who did not receive any performance-based restricted stock units. Each NEO, except for Mr. Pericleous, is eligible to earn performance-based restricted stock units set forth under "Estimated Future Payouts Under Equity Incentive Plan Awards" below based on achievement of performance goals. For a detailed discussion of our long-term equity incentives, refer to "—Compensation Discussion and Analysis—What We Pay And Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives" beginning on page 32.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[8]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
David Kornberg	—	216,000	1,080,000	2,160,000	—	—	—	—	—	—	—
	3/30/2015[1]	—	—	—	92,138	122,850	153,563	—	—	—	1,999,998
	3/30/2015[2]	—	—	—	—	—	—	—	77,022	16.28	593,917
	3/30/2015[3]	—	—	—	—	—	—	85,995	—	—	1,399,999
Matthew Moellering	—	130,730	653,650	1,307,300	—	—	—	—	—	—	—
	3/26/2015[1]	—	—	—	27,181	36,241	45,301	—	—	—	590,003
	3/26/2015[2]	—	—	—	—	—	—	—	19,255	16.28	149,919
	3/26/2015[3]	—	—	—	—	—	—	21,498	—	—	349,987
John J. ("Jack") Rafferty	—	73,970	369,850	739,700	—	—	—	—	—	—	—
	3/26/2015[1]	—	—	—	14,270	19,026	23,783	—	—	—	309,743
	3/26/2015[2]	—	—	—	—	—	—	—	10,109	16.28	78,709
	3/26/2015[3]	—	—	—	—	—	—	11,287	—	—	183,752
Jeanne St. Pierre	—	75,270	376,350	752,700	—	—	—	—	—	—	—
	3/26/2015[1]	—	—	—	14,270	19,026	23,783	—	—	—	309,743
	3/26/2015[2]	—	—	—	—	—	—	—	10,109	16.28	78,709
	3/26/2015[3]	—	—	—	—	—	—	11,287	—	—	183,752
Periclis ("Perry") Pericleous	—	42,000	210,000	420,000	—	—	—	—	—	—	—
	3/26/2015[3]	—	—	—	—	—	—	6,142	—	—	99,992
	7/15/2015[4]	—	—	—	—	—	—	—	8,527	18.84	73,487
	7/15/2015[5]	—	—	—	—	—	—	9,103	—	—	171,501
D. Paul Dascoli	—	61,560	307,800	615,600	—	—	—	—	—	—	—
	3/26/2015[1]	—	—	—	12,231	16,308	20,385	—	—	—	265,494
	3/26/2015[6]	—	—	—	—	—	—	—	8,665	16.28	67,466
	3/26/2015[7]	—	—	—	—	—	—	9,674	—	—	157,492

(1)   Reflects restricted stock units with performance-based and time-based vesting criteria granted under the 2010 Plan. The number of performance-based restricted stock units that vest will be determined based on the Company's adjusted earnings per diluted share for the three-year period commencing on the first day of the Company's 2015 fiscal year and ending on the last day of the Company's 2017 fiscal year, compared to the performance goals established by the Committee. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives—2015 Performance-Based Restricted Stock Units" on page 33 for more information.

(2)   Reflects stock options granted under the 2010 Plan. These awards vest in equal installments on April 15, 2016, 2017, 2018, and 2019.

(3)   Reflects restricted stock units granted under the 2010 Plan. These awards vest in equal installments on April 15, 2016, 2017, 2018, and 2019.

(4)   Reflects stock options granted under the 2010 Plan. These awards vest in equal installments on July 15, 2016, 2017, 2018, and 2019.

(5)   Reflects restricted stock units granted under the 2010 Plan. These awards vest in equal installments on July 15, 2016, 2017, 2018, and 2019.

(6)   Reflects stock options granted under the 2010 Plan. These awards were forfeited when Mr. Dascoli left the Company in July 2015.

(7)   Reflects restricted stock units granted under the 2010 Plan. These awards were forfeited when Mr. Dascoli left the Company in July 2015.

(8)   Reflects the aggregate grant date fair value of performance-based restricted stock units at target, time-based restricted stock units, and stock options, as applicable. These values have been determined based on the assumptions and methodologies set forth in Note 10 of the Company's financial statements included in its Annual Report for the year ended January 30, 2016.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table below sets forth certain information regarding the outstanding equity awards held by each of our NEOs as of January 30, 2016.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Exercisable Options (#)	Number of Securities Underlying Unexercisable Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[15]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plans: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[15]
David Kornberg	—	77,022[1]	—	16.28	3/30/2025	—	—	—	—
	—	—	—	—	—	85,995[2]	1,458,475	—	—
	—	—	—	—	—	—	—	122,850[3]	2,083,536
	6,512	19,538[4]	—	15.88	4/1/2024	—	—	—	—
	—	—	—	—	—	15,834[5]	268,545	—	—
	—	—	—	—	—	31,576[6]	535,529	—	—
	17,100	17,100[7]	—	17.49	4/2/2023	—	—	—	—
	—	—	—	—	—	10,921[8]	185,220	—	—
	20,325	6,775[9]	—	11.29	10/15/2022	—	—	—	—
	—	—	—	—	—	7,150[9]	121,264	—	—
	12,945	4,315[10]	—	25.25	3/22/2022	—	—	—	—
	—	—	—	—	—	4,644[11]	78,762	—	—
	25,000	—	—	18.51	2/18/2021	—	—	—	—
	50,000	—	—	17.00	5/12/2020	—	—	—	—
Matthew Moellering	—	19,255[1]	—	16.28	3/26/2025	—	—	—	—
	—	—	—	—	—	21,498[2]	364,606	—	—
	—	—	—	—	—	—	—	36,241[3]	614,647
	5,827	17,484[4]	—	15.88	4/1/2024	—	—	—	—
	—	—	—	—	—	14,169[5]	240,306	—	—
	—	—	—	—	—	28,255[6]	479,205	—	—
	19,000	19,000[7]	—	17.49	4/2/2023	—	—	—	—
	—	—	—	—	—	12,134[8]	205,793	—	—
	23,115	7,705[10]	—	25.25	3/22/2022	—	—	—	—
	—	—	—	—	—	8,293[11]	140,649	—	—
	50,000	—	—	18.51	2/18/2021	—	—	—	—
	60,000	—	—	17.00	5/12/2020	—	—	—	—
John J. ("Jack") Rafferty	—	10,109[1]	—	16.28	3/26/2025	—	—	—	—
	—	—	—	—	—	11,287[2]	191,428	—	—
	—	—	—	—	—	—	—	19,026[3]	322,681
	3,030	9,092[4]	—	15.88	4/1/2024	—	—	—	—
	—	—	—	—	—	7,368[5]	124,961	—	—
	—	—	—	—	—	14,693[6]	249,193	—	—
	9,880	9,880[7]	—	17.49	4/2/2023	—	—	—	—
	—	—	—	—	—	6,310[8]	107,018	—	—
	10,170	3,390[10]	—	25.25	3/22/2022	—	—	—	—
	—	—	—	—	—	3,649[11]	61,887	—	—
	25,000	—	—	18.51	2/18/2021	—	—	—	—
	50,000	—	—	17.00	5/12/2020	—	—	—	—

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Exercisable Options (#)	Number of Securities Underlying Unexercisable Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[15]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plans: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[15]
Jeanne St. Pierre	—	10,109[1]	—	16.28	3/26/2025	—	—	—	—
	—	—	—	—	—	11,287[2]	191,428	—	—
	—	—	—	—	—	—	—	19,026[3]	322,681
	3,030	9,092[4]	—	15.88	4/1/2024	—	—	—	—
	—	—	—	—	—	7,368[5]	124,961	—	—
	—	—	—	—	—	14,693[6]	249,193	—	—
	15,200	15,200[7]	—	17.49	4/2/2023	—	—	—	—
	—	—	—	—	—	9,707[8]	164,631	—	—
	10,170	3,390[10]	—	25.25	3/22/2022	—	—	—	—
	—	—	—	—	—	3,649[11]	61,887	—	—
	25,000	—	—	18.51	2/18/2021	—	—	—	—
	50,000	—	—	17.00	5/12/2020	—	—	—	—
Periclis ("Perry") Pericleous	—	8,527[12]	—	18.84	7/15/2025	—	—	—	—
	—	—	—	—	—	9,103[13]	154,387	—	—
	—	—	—	—	—	6,142[2]	104,168	—	—
	—	—	—	—	—	5,904[5]	100,132	—	—
	2,755	2,755[7]	—	17.49	4/2/2023	—	—	—	—
	—	—	—	—	—	2,695[8]	45,707	—	—
	2,310	770[10]	—	25.25	3/22/2022	—	—	—	—
	—	—	—	—	—	829[14]	14,060	—	—
	1,500	—	—	18.51	2/18/2021	—	—	—	—
	5,000	—	—	16.53	12/15/2020	—	—	—	—
	875	—	—	17.00	5/12/2020	—	—	—	—
D. Paul Dascoli	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

(1) Reflects stock options granted in 2015 under the 2010 Plan. These awards vest in equal installments on April 15, 2016, 2017, 2018, and 2019.

(2) Reflects restricted stock units granted in 2015 under the 2010 Plan. These awards vest in equal installments on April 15, 2016, 2017, 2018, and 2019.

(3) Reflects restricted stock units with performance-based and time-based vesting criteria granted in 2015 under the 2010 Plan at target. The number of performance-based restricted stock units that vest will be determined based on the Company's adjusted earnings per diluted share for the three-year period commencing on the first day of the Company's 2015 fiscal year and ending on the last day of the Company's 2017 fiscal year, compared to the performance goals established by the Committee. The earned portion of these awards vest on April 15, 2018. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives—2015 Performance-Based Restricted Stock Units" on page 33 for further information regarding these awards.

(4) Reflects stock options granted in 2014 under the 2010 Plan. These awards vest in equal installments on April 15, 2016, 2017, and 2018.

(5) Reflects restricted stock units granted in 2014 under the 2010 Plan. These awards vest in equal installments on April 15, 2016, 2017, and 2018.

(6) Reflects restricted stock units with performance-based and time-based vesting criteria granted in 2014 under the 2010 Plan. The number of performance-based restricted stock units that were earned were determined based on the Company's adjusted earnings per diluted share for the two-year period commencing on the first day of the Company's 2014 fiscal year and ending on the last day of the Company's 2015 fiscal year, compared to the performance goals established by the Committee. These awards vest in equal installments on April 15, 2016 and 2017. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Long-Term Incentives—2014 Performance-Based Restricted Stock Units Goals and Results" on page 34 for further information regarding these awards.

(7) Reflects stock options granted in 2013 under the 2010 Plan. These awards vest in equal installments on April 2, 2016, and 2017.

(8) Reflects restricted stock units with performance-based and time-based vesting criteria granted in 2013 under the 2010 Plan. Reflects actual restricted stock units earned based on achievement of performance goals that continued to be subject to time-based vesting. These awards fully vested on April 2, 2016.

(9) Reflects stock options or restricted stock, as applicable, granted in 2012 under the 2010 Plan. These awards fully vest on October 15, 2016.

(10) Reflects stock options granted in 2012 under the 2010 Plan. These awards vested on March 22, 2016.

(11) Reflects restricted stock with performance-based and time-based vesting criteria granted in 2012 under the 2010 Plan. Reflects actual restricted stock earned based on achievement of performance goals that continued to be subject to time-based vesting. These awards fully vested on March 22, 2016.

(12) Reflects stock options granted in 2015 under the 2010 Plan. These awards vest in equal installments on July 15, 2016, 2017, 2018, and 2019.

(13) Reflects restricted stock units granted in 2015 under the 2010 Plan. These awards vest in equal installments on July 15, 2016, 2017, 2018, and 2019.

(14) Reflects restricted stock with time-based vesting criteria granted in 2012 under the 2010 Plan. These awards fully vested on March 22, 2016.

(15) Based on the January 29, 2016 closing stock price of $16.96.

OPTION EXERCISES AND STOCK VESTED

The following table provides information relating to stock options exercised and stock awards that vested during 2015.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David Kornberg	—	—	44,017	788,937
Matthew Moellering	—	—	44,388	771,353
John J. ("Jack") Rafferty	—	—	28,575	515,283
Jeanne St. Pierre	—	—	31,872	570,112
Periclis ("Perry") Pericleous	—	—	4,570	75,910
D. Paul Dascoli[1]	11,764	40,879	9,140	152,980

(1) Reflects options exercised following Mr. Dascoli's departure from the Company.

(2) Amounts reflect the market value of our common stock on the day the stock award vested.

PENSION BENEFITS

We do not sponsor any qualified or non-qualified defined benefit plans. The Board or Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if it determines that doing so is in the Company's best interest.

DEFERRED COMPENSATION

We provide a non-qualified deferred compensation plan for our executive officers. See "—Compensation Discussion and Analysis—What We Pay and Why: Elements of Compensation—Additional Executive Benefits and Perquisites—Retirement Plan Benefits—Non-qualified Deferred Compensation Plan" on page 35. The following table provides the figures related to our Non-qualified Deferred Compensation Plan for 2015.

Name	Executive Contributions ($)	Company Contributions ($)[1]	Aggregate Earnings ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Year End ($)
David Kornberg	44,301	88,601	69,802	—	1,459,162
Matthew Moellering	30,654	61,308	60,460	—	1,250,773
John J. ("Jack") Rafferty	26,133	52,267	230,239	—	4,603,835
Jeanne St. Pierre	22,793	36,679	153,206	—	3,068,724
Periclis ("Perry) Pericleous	11,941	23,882	2,235	—	68,644
D. Paul Dascoli	291	582	31,352	664,852	—

(1) These amounts were included in the All Other Compensation column of the Summary Compensation Table on page 38.

(2) The above-market portion of these earnings was included in the Non-qualified Deferred Compensation Earnings column of the Summary Compensation Table.

Employment Related Agreements

DAVID KORNBERG

Prior to our IPO, as part of our executive retention strategy, we entered into an employment agreement with Mr. Kornberg. In connection with Mr. Kornberg's promotion from President to President and CEO, we entered into a second amended and restated employment agreement with Mr. Kornberg, effective January 30, 2015. The amended and restated employment agreement may be terminated at any time by us or Mr. Kornberg.

The amended and restated employment agreement provides for an annual base salary that is subject to annual review for potential increase, as well as short-term, performance-based cash incentive payment opportunities for each six-month operating season based on a percentage of Mr. Kornberg's base salary. See, "Compensation Discussion and Analysis— What We Pay and Why: Elements of Compensation— Performance-Based Incentives—Short-Term Incentives" on page 31.

In addition, the amended and restated employment agreement provides that Mr. Kornberg is eligible for equity-based compensation awards that are commensurate with his performance and position. Mr. Kornberg is also entitled to participate in all employee benefit plans that we maintain and make available to our senior executives and is entitled to paid time off in accordance with our policies as in effect from time to time.

The amended and restated employment agreement includes customary restrictions with respect to the use of our confidential information and provides that all intellectual property developed or conceived by Mr. Kornberg while he is employed by us that relates to our business is Company property. During Mr. Kornberg's term of employment with us and during the 12-month period immediately thereafter, Mr. Kornberg has agreed not to (1) solicit any of our employees, (2) interfere with or harm any of our business relationships, or (3) participate (whether as an officer, director, employee, or otherwise) in any competitive business.

If Mr. Kornberg's employment with the Company is terminated by the Company other than for cause, or by Mr. Kornberg for good reason, and Mr. Kornberg signs a general release, then Mr. Kornberg will be entitled to receive (1) his base salary and medical and dental benefits for 18 months following separation from the Company; (2) any unpaid bonus for any performance period ending prior to his separation from the Company, plus a pro rata amount of any actual bonus amount he would have been entitled to for the performance period in which a separation from the Company occurs had his employment continued, plus an amount equal to 1.5 times the target bonus he would have been entitled to had his employment continued for one year beyond his separation from the Company; and (3) accelerated vesting of any cash or equity awards that would have otherwise vested in the 18 months following separation from the Company.

In the event that Mr. Kornberg's employment with the Company is terminated by the Company other than for cause, or by Mr. Kornberg for good reason, and the termination occurs in connection with a change-in-control of the Company (as defined in the 2010 Plan), and Mr. Kornberg signs a general release, then Mr. Kornberg will be entitled to (1) a one-time payment equal to two times his annual base salary, plus any unpaid bonus for any performance period terminating prior to separation from the Company, plus a pro rata amount of any actual bonus amount he would have been entitled to for the performance period in which a separation from the Company occurs had his employment continued, plus an amount equal to 2 times the target bonus he would have been entitled to had his employment continued for one year beyond his separation from the Company; (2) medical and dental benefits for 18 months following separation from the Company; and (3) automatic vesting of any unvested outstanding equity awards (at target with respect to performance-based stock awards).

"Good reason" under the employment agreement includes (1) an adverse change in responsibilities, pay, or reporting relationship, (2) relocation more than 60 miles from Mr. Kornberg's principal residence, (3) failure by the Company to abide by the agreement, or (4) failure by any successor to assume the agreement. "Cause" under the employment agreement generally includes (1) failure by the executive to perform his or her material duties, (2) conviction of a felony, or (3) misconduct in bad faith which could reasonably be expected to result in material harm to the Company.

OTHER EMPLOYMENT AGREEMENTS ENTERED INTO PRIOR TO THE IPO

Prior to our IPO, as part of our executive retention strategy, we entered into employment agreements with Mr. Moellering, Mr. Rafferty, and Ms. St. Pierre. The employment agreements may be terminated at any time in the case of the applicable executive's resignation, death or disability, or termination by us or the executive.

Each such employment agreement provides for an annual base salary that is subject to annual review for potential increase, as well as short-term, performance-based cash incentive payment opportunities for each six-month operating season based on a percentage of the applicable executive's base salary. See "—Compensation Discussion and Analysis—

What We Pay and Why: Elements of Compensation—Performance-Based Incentives—Short-Term Incentives" on page 31.

In addition, each such employment agreement provides that the applicable executive is eligible for equity-based compensation awards that are commensurate with the executive's performance and position. Each such executive is also entitled to participate in all employee benefit plans that we maintain and make available to our senior executives and is entitled to paid time off in accordance with our policies as in effect from time to time.

The employment agreements include customary restrictions with respect to the use of our confidential information and provide that all intellectual property developed or conceived by the executive while the executive is employed by us that relates to our business is Company property. During the executive's term of employment with us and during the 12-month period immediately thereafter, each executive has agreed not to (1) solicit any of our employees, (2) interfere with or harm any of our business relationships, or (3) participate (whether as an officer, director, employee, or otherwise) in any competitive business.

In April 2013, as part of the Committee's annual review of executive compensation arrangements, the Committee approved changes to the severance arrangements for Mr. Moellering, Mr. Rafferty, and Ms. St. Pierre in order to make them more competitive and to bring them in-line with the severance arrangements offered by the Company's peer group.

Under the amended employment agreements, if the executive's employment with the Company is terminated by the Company other than for cause, or by the executive for

good reason, and the executive signs a general release, then the executive will be entitled to receive his or her base salary and medical and dental benefits for 18 months following separation from the Company. In addition, the executive will also be entitled to receive the amount of cash incentive compensation that the executive would have otherwise received during the 12-month period following separation from the Company.

In the event that the executive's employment with the Company is terminated by the Company other than for cause, or by the executive for good reason, and the termination occurs in connection with a change-in-control of the Company (as defined in the 2010 Plan), and the executive signs a general release, then the executive will be entitled to (1) a one-time payment equal to (a) two times the executive's annual base salary, plus (b) 1.5 times the executive's annual cash incentive compensation at target; (2) medical and dental benefits for 18 months following separation from the Company; and (3) automatic vesting of any unvested outstanding equity awards (at target with respect to performance-based stock awards).

"Good reason" under the employment agreements generally includes (1) an adverse change in responsibilities, pay, or reporting relationship, (2) relocation outside of the U.S., (3) failure by the Company to abide by the agreement, or (4) failure by any successor to assume the agreement. "Cause" under the employment agreements generally includes (1) failure by the executive to perform his or her material duties, (2) conviction of a felony, or (3) misconduct in bad faith which could reasonably be expected to result in material harm to the Company.

SEVERANCE AGREEMENT

We entered into a severance agreement with Mr. Pericleous in July 2015 in connection with his promotion to Senior Vice President, Chief Financial Officer and Treasurer.

Under the severance agreement, if Mr. Pericleous' employment with the Company is terminated by the Company other than for cause, or by Mr. Pericleous for good reason, and Mr. Pericleous signs a general release, then he will be entitled to receive his base salary and medical and dental benefits for 18 months following separation from the Company. In addition, Mr. Pericleous will also be entitled to receive the amount of cash incentive compensation that he would have otherwise received during the 12-month period following separation from the Company.

In the event that Mr. Pericleous' employment with the Company is terminated by the Company other than for cause, or by Mr. Pericleous for good reason, and the termination occurs in connection with a change-in-control of the Company (as defined in the 2010 Plan), and Mr. Pericleous signs a general release, then Mr. Pericleous will be entitled to

(1) a one-time payment equal to (a) two times Mr. Pericleous' annual base salary, plus (b) 1.5 times Mr. Pericleous' annual cash incentive compensation at target; (2) medical and dental benefits for 18 months following separation from the Company; and (3) automatic vesting of any unvested outstanding equity awards (at target with respect to performance-based stock awards).

"Good reason" under the severance agreement generally includes (1) an adverse change in responsibilities, pay or reporting relationship, (2) relocation outside of the U.S., (3) the failure by the Company to abide by the agreement or, (4) failure by any successor to assume the agreement. "Cause" under the severance agreement generally includes (1) failure to perform material duties, (2) conviction of a felony, or (3) misconduct in bad faith which could reasonably be expected to result in material harm to the Company.

The severance agreement includes customary restrictions with respect to the use of our confidential information and provides that all intellectual property developed or conceived by Mr. Pericleous while he is employed by us which relates to our business is Company property. Mr. Pericleous has also agreed not to (1) solicit any of our employees, (2) interfere with or harm any of our business relationships, or (3) participate (whether as an officer, director, employee, or otherwise) in any competitive business during the term of his employment and during the 12-month period immediately thereafter.

INDEMNIFICATION AGREEMENTS

We are party to indemnification agreements with each of our NEOs and directors. The indemnification agreements provide our NEOs and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the General Corporation Law of the State of Delaware. Our Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Potential Payments Upon Termination and Change-in-Control

The information below describes and quantifies certain compensation that would have become payable under employment and severance agreements with our NEOs if their employment with us had been terminated as of January 30, 2016. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed upon a termination or change-in-control may be different. Factors that could affect these amounts include the timing during the year of any such event. Further, the information below does not incorporate changes to base salary, cash incentive compensation, bonus opportunities, and equity awards granted after January 30, 2016.

DAVID KORNBERG

Component	Voluntary Resignation or Retirement ($)	Involuntary without Cause or Voluntary with Good Reason with Signed Release ($)	Involuntary without Cause or Voluntary with Good Reason following Change in Control with Signed Release ($)	Disability ($)[7]	Death ($)
Base Salary	—	1,350,000[1]	—	900,000	—
Bonus	—	2,916,000[2]	5,256,000[5]	—	—
Total Cash Severance (sub-total)	—	4,266,000	5,256,000	900,000	—
Value of Accelerated Equity	—	2,106,983[3]	5,042,501[6]	5,042,501[8]	5,042,501[8]
Benefits and Perquisites	—	25,067[4]	25,067[4]	9,161	—
Total Severance	**—**	**6,398,050**	**10,323,568**	**5,951,662**	**5,042,501**

(1) Represents 18 months of salary continuation.

(2) This amount includes the Fall 2015 performance-based cash incentive award payout of $1,296,000 (also included in the Summary Compensation Table for 2015 on page 38) plus 1.5 times the annual short term incentive cash compensation at target.

(3) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of equity awards that would have otherwise vested in the 18 months following separation from the Company.

(4) Estimates for benefits and perquisites include the continuation of medical and dental for the executive and his dependents for 18 months.

(5) Represents the Fall 2015 performance-based cash incentive award payout of $1,296,000 (also included in the Summary Compensation Table for 2015 on page 38) plus a lump sum payment equal to two times annual base salary and two times the annual short-term incentive cash compensation target.

(6) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested equity as of January 30, 2016 (at target in the case of performance-based restricted stock units).

(7) If Mr. Kornberg became permanently and totally disabled on January 30, 2016, he would receive one year of salary continuation from us and nine months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

(8) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. For grants awarded prior to 2014, the number of shares subject to each grant that will vest is the number of shares that would have vested had employment continued through the first vesting date to occur after the date of disability or death. For grants awarded in or after 2014, reflects the vesting of all unvested equity awards (at target in the case of performance-based restricted stock units).

MATTHEW MOELLERING

Component	Voluntary Resignation or Retirement ($)	Involuntary without Cause or Voluntary with Good Reason with Signed Release ($)	Involuntary without Cause or Voluntary with Good Reason following Change in Control with Signed Release ($)	Disability ($)[6]	Death ($)
Base Salary	—	1,153,500[1]	—	769,000	—
Bonus	—	1,045,840[2]	2,518,475[4]	—	—
Total Cash Severance (sub-total)	—	2,199,340	2,518,475	769,000	—
Value of Accelerated Equity	—	—	2,263,437[5]	2,263,437[7]	2,263,437[7]
Benefits and Perquisites	—	25,067[3]	25,067[3]	9,209	—
Total Severance	**—**	**2,224,407**	**4,806,979**	**3,041,646**	**2,263,437**

(1) Represents 18 months of salary continuation.

(2) This amount includes the Fall 2015 performance-based cash incentive award payout of $784,380 (also included in the Summary Compensation Table on page 38), and the Spring 2016 performance-based cash incentive award estimated at 100% of target.

(3) Estimates for benefits and perquisites include the continuation of medical and dental for the executive and his dependents for 18 months.

(4) Represents a lump sum payment equal to two times annual base salary and 1.5 times the annual short-term incentive cash compensation target.

(5) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested equity as of January 30, 2016 (at target in the case of performance-based restricted stock units).

(6) If Mr. Moellering became permanently and totally disabled on January 30, 2016, he would receive one year of salary continuation from us and nine months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

(7) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. For grants awarded prior to 2014, the number of shares subject to each grant that will vest is the number of shares that would have vested had employment continued through the first vesting date to occur after the date of disability or death. For grants awarded in or after 2014, reflects the vesting of all unvested equity awards (at target in the case of performance-based restricted stock units).

JOHN J. ("JACK") RAFFERTY

Component	Voluntary Resignation or Retirement ($)	Involuntary without Cause or Voluntary with Good Reason with Signed Release ($)	Involuntary without Cause or Voluntary with Good Reason following Change in Control with Signed Release ($)	Disability ($)[7]	Death ($)
Base Salary	—	853,500[2]	—	569,000	—
Bonus	—	591,760[3]	1,692,775[5]	—	—
Total Cash Severance (sub-total)	—	1,445,260	1,692,775	569,000	—
Value of Accelerated Equity	319,669[1]	319,669[1]	1,170,720[6]	1,170,720[8]	1,170,720[8]
Benefits and Perquisites	—	16,821[4]	16,821[4]	6,348	—
Total Severance	**319,669**	**1,781,750**	**2,880,316**	**1,746,068**	**1,170,720**

(1) Mr. Rafferty is eligible for certain retirement benefits. The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested stock options granted in 2014 and 2015 and a pro rata portion of unvested restricted stock units granted in 2014 and 2015 (based on actual performance for performance-based restricted stock units granted in 2014, and at target in the case of performance-based restricted stock units granted in 2015).

(2) Represents 18 months of salary continuation.

(3) This amount includes the Fall 2015 performance-based cash incentive award payout of $443,820 (also included in the Summary Compensation Table for 2015 on page 38), and the Spring 2016 performance-based cash incentive award estimated at 100% of target.

(4) Estimates for benefits and perquisites include the continuation of medical and dental for the executive and his dependents for 18 months.

(5) Represents a lump sum payment equal to two times annual base salary and 1.5 times the annual short-term incentive cash compensation target.

(6) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested equity as of January 30, 2016 (at target in the case of performance-based restricted stock units).

(7) If Mr. Rafferty became permanently and totally disabled on January 30, 2016, he would receive one year of salary continuation from us and nine months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

(8) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. For grants awarded prior to 2014, the number of shares subject to each grant that will vest is the number of shares that would have vested had employment continued through the first vesting date to occur after the date of disability or death. For grants awarded in and after 2014, reflects the vesting of all unvested equity awards (at target in the case of performance-based restricted stock units).

JEANNE ST. PIERRE

Component	Voluntary Resignation or Retirement ($)	Involuntary without Cause or Voluntary with Good Reason with Signed Release ($)	Involuntary without Cause or Voluntary with Good Reason following Change in Control with Signed Release ($)	Disability ($)[7]	Death ($)
Base Salary	—	868,500[2]	—	579,000	—
Bonus	—	602,160[3]	1,722,525[5]	—	—
Total Cash Severance (sub-total)	—	1,470,660	1,722,525	579,000	—
Value of Accelerated Equity	327,396[1]	327,396[1]	1,239,713[6]	1,239,713[8]	1,239,713[8]
Benefits and Perquisites	—	25,067[4]	25,067[4]	9,032	—
Total Severance	**327,396**	**1,823,123**	**2,987,305**	**1,827,745**	**1,239,713**

(1) Ms. St. Pierre is eligible for certain retirement benefits. The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested stock options granted in 2014 and 2015 and a pro rata portion of unvested restricted stock units granted in 2014 and 2015 (based on actual performance for performance-based restricted stock units granted in 2014, and at target in the case of performance-based restricted stock units granted in 2015).

(2) Represents 18 months of salary continuation.

(3) This amount includes the Fall 2015 performance-based cash incentive award payout of $451,620 (also included in the Summary Compensation Table for 2015 on page 38), and the Spring 2016 performance-based cash incentive award estimated at 100% of target.

(4) Estimates for benefits and perquisites include the continuation of medical and dental for the executive and her dependents for 18 months.

(5) Represents a lump sum payment equal to two times annual base salary and 1.5 times the annual short-term incentive cash compensation target.

(6) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested equity as of January 30, 2016 (at target in the case of performance-based restricted stock units).

(7) If Ms. St. Pierre became permanently and totally disabled on January 30, 2016, she would receive one year of salary continuation from us and nine months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

(8) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. For grants awarded prior to 2014, the number of shares subject to each grant that will vest is the number of shares that would have vested had employment continued through the first vesting date to occur after the date of disability or death. For grants awarded in and after 2014, reflects the vesting of all unvested equity awards (at target in the case of performance-based restricted stock units).

PERICLIS ("PERRY") PERICLEOUS

Component	Voluntary Resignation or Retirement ($)	Involuntary without Cause or Voluntary with Good Reason with Signed Release ($)	Involuntary without Cause or Voluntary with Good Reason following Change in Control with Signed Release ($)	Disability ($)[6]	Death ($)
Base Salary	—	630,000[1]	—	420,000	—
Bonus	—	336,000[2]	1,155,000[4]	—	—
Total Cash Severance (sub-total)	—	966,000	1,155,000	420,000	—
Value of Accelerated Equity	—	—	418,454[5]	395,592[7]	395,592[7]
Benefits and Perquisites	—	25,067[3]	25,067[3]	8,845	—
Total Severance	**—**	**991,067**	**1,598,521**	**824,437**	**395,592**

(1) Represents 18 months of salary continuation.

(2) This amount includes the Fall 2015 performance-based cash incentive award payout of $252,000 (also included in the Summary Compensation Table for 2015 on page 38), and the Spring 2016 performance-based cash incentive award estimated at 100% of target.

(3) Estimates for benefits and perquisites include the continuation of medical and dental for the executive and his dependents for 18 months.

(4) Represents a lump sum payment equal to two times annual base salary and 1.5 times the annual short-term incentive cash compensation target.

(5) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. Amount represents the value of all unvested equity as of January 30, 2016 (at target in the case of performance-based restricted stock units).

(6) If Mr. Pericleous became permanently and totally disabled on January 30, 2016, he would receive one year of salary continuation from us and nine months of benefits continuation. Additional eligible disability compensation would be provided by a third-party insurance company and not paid by us.

(7) The value of accelerated equity is based on the January 29, 2016 closing stock price of $16.96 per share. For grants awarded prior to 2014, the number of shares subject to each grant that will vest is the number of shares that would have vested had employment continued through the first vesting date to occur after the date of disability or death. For grants awarded in and after 2014, reflects the vesting of all unvested equity awards (at target in the case of performance-based restricted stock units).

D. PAUL DASCOLI

Mr. Dascoli was party to an amended and restated severance agreement while he served as our CFO. In connection with his departure from the Company in July 2015, Mr. Dascoli is entitled to receive salary continuation and medical and dental benefits for 18 months following the date of separation. He is also entitled to the Spring 2015 performance-based cash incentive payout of $246,240 and Fall 2015 performance-based cash incentive payout of $369,300 that he would have received if he were still employed with the Company at the time of payout. Mr. Dascoli was not entitled to the accelerated vesting of any equity awards. Mr. Dascoli continues to be subject to the confidentiality, non-competition, non-solicitation, and intellectual property covenants contained in the amended and restated severance agreement. For additional information, refer to footnote 6 to the Summary Compensation Table on page 38.

Related Person Transactions

Under our current Related Person Transaction policy, a "Related Person Transaction" is any transaction, arrangement, or relationship between us or any of our subsidiaries and a Related Person where the amount involved exceeds $120,000 and the Related Person has or will have a direct or indirect material interest. A "Related Person" is any of our executive officers, directors, director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is an executive officer, a partner or principal, or in a similar position, or in which such person has a 5% or greater beneficial ownership interest in such entity.

All Related Person Transactions must be approved or ratified by a majority of the disinterested directors on the Board or a designated committee thereof consisting solely of disinterested directors in accordance with our Related Person Transaction Policy. In approving any Related Person Transaction, the Board or the committee must determine that the transaction is on terms no less favorable in the aggregate than those generally available to an unaffiliated third-party under similar circumstances.

MGF Sourcing Services Arrangements

During fiscal 2015, an affiliate of Sycamore Partners ("Sycamore") held a 9.9% ownership interest in the Company. Sycamore also owns a controlling interest in MGF Sourcing ("MGF"), a company that serves as a contract manufacturer and buying agent for many apparel brands, including Express. We do not own or operate any manufacturing facilities and, as a result, contract with many third-party vendors, including MGF, for the production of our merchandise.

We incurred charges from MGF of $517.5 million in 2015. These charges from MGF primarily consisted of payments in respect of the purchase price of sourced products, with an additional sourcing fee paid to MGF to compensate them for their services which included identifying suitable vendors and coordinating our purchasing requirements with vendors, placing orders for merchandise on our behalf, ensuring the timely delivery of goods to us, obtaining samples of merchandise produced in factories, inspecting finished merchandise, and carrying out compliance monitoring and administrative communications on our behalf. Our outstanding liability to MGF included in accounts payable for merchandise sourcing as of January 30, 2016 was $57.8 million. MGF and Express do not have a long-term production contract that obligates either party to continue doing business with the other. Express makes purchasing decisions on a product-by-product basis after evaluating the terms available from vendors. We source products from MGF using purchase orders and pay MGF on terms comparable to our other large unrelated sourcing vendors. Express and MGF have had a longstanding productive business relationship that extends back to when both companies were owned by Limited Brands (now known as L Brands). In 2016, Sycamore sold shares of Express and they ceased to be a Related Person.

Stock Ownership Information

The following table sets forth information regarding beneficial ownership of our common stock, as of April 11, 2016, for (1) each person who is known by us to own beneficially more than 5% of our common stock, (2) each director, director nominee, and named executive officer, and (3) all directors and executive officers as a group.

Beneficial ownership for purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of April 11, 2016 and common stock issuable upon the vesting of restricted stock units within 60 days are deemed to be outstanding and beneficially owned by the person holding the options or restricted stock units, as applicable, for purposes of computing the percentage ownership of that person and any group of

which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 78,680,665 shares of common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on 78,680,665 shares of common stock outstanding plus options currently exercisable or exercisable within 60 days of April 11, 2016 and restricted stock units scheduled to vest within 60 days of April 11, 2016 held by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to the following table and subject to applicable community property laws, we believe that each stockholder identified in the following table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the following table or footnotes below, the address for each beneficial owner is c/o Express, Inc., 1 Express Drive, Columbus, Ohio 43230.

Name and Address	Shares Beneficially Owned	Percent of Stock Outstanding
5% Stockholders:		
The Vanguard Group, Inc.[1]	7,919,050	10.1%
BlackRock, Inc.[2]	7,515,332	9.6%
Scopia Capital Management LP[3]	5,109,550	6.5%
Named Executive Officers and Directors:		
David Kornberg[4]	388,555	*
Matthew Moellering[5]	390,648	*
John J. ("Jack") Rafferty[6]	250,512	*
Jeanne St. Pierre[7]	339,408	*
Periclis Pericleous[8]	24,884	*
Michael Archbold[9]	26,329	*
Michael Devine, III[10]	40,528	*
Theo Killion[11]	25,004	*
Mylle Mangum[12]	33,028	*
Peter Swinburn[13]	26,329	*
Michael Weiss[14]	3,064,626	3.7%
All Current Directors and Executive Officers as a Group (15 persons)	5,186,776	6.2%

(1)   Based on a Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. on April 8, 2016. The Vanguard Group, Inc. beneficially owns 7,919,050 shares of common stock as to which it has sole voting power over 171,445 shares, shared voting power over 9,370 shares, sole dispositive power over 7,742,935 shares and shared dispositive power over 176,115 shares. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., beneficially owns 166,745 shares. Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc. beneficially owns 14,070 shares. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(2)   Based on a Schedule 13G/A filed with the SEC by BlackRock, Inc. and its subsidiaries (collectively, "BlackRock") on January 26, 2016. As of December 31, 2015, BlackRock is the beneficial owner of 7,515,332 shares, as to which it has sole voting power as to 7,291,717 shares and sole dispositive power as to all of such shares. The address for BlackRock is 55 East 52nd Street, New York, NY 10022.

(3)   Based on a Schedule 13G filed with the SEC by Scopia Capital Management LP, on February 16, 2016, Scopia Management, Inc., Matthew Sirovich and Jeremy Mindich. As of December 31, 2015, Scopia Capital Management LP, Scopia Management, Inc. Matthew Sirovich and Jeremy Mindich beneficially own 5,109,550 shares of common stock. Scopia Capita Management LP, Scopia Management, Inc., Mr. Sirovich and Mr. Mindich each report shared voting and shared dispositive power as to all of such shares. The address for Scopia Capital Management LP is 152 West 57th Street, 33rd Floor, New York, NY 10019. The address for each of Scopia Capital Management, Inc., Mr. Sirovich and Mr. Mindich is c/o Scopia Capital Management LP, 152 West 57th Street, 33rd Floor, New York, NY 10019.

(4)   Includes (a) 170,515 shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of April 11, 2016, (b) 42,564 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016, and (c) 7,150 shares of unvested restricted stock.

(5)   Includes (a) 185,788 shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of April 11, 2016 and (b) 24,225 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(6)   Includes (a) 111,968 shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of April 11, 2016 and (b) 12,624 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(7)   Includes (a) 119,948 shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of April 11, 2016 and (b) 12,624 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(8)   Includes (a) 14,587 shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of April 11, 2016 and (b) 3,503 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(9)   Includes 6,808 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(10)   Includes (a) 10,000 shares of common stock issuable upon the exercise of stock options that are currently exercisable and (b) 6,808 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(11)   Includes 6,808 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(12)   Includes (a) 2,500 shares of common stock issuable upon the exercise of stock options that are currently exercisable and (b) 6,808 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(13)   Includes 6,808 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

(14)   Includes (a) 1,187,919 shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of April 11, 2016, and (b) 140,512 shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days of April 11, 2016.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, certain of our officers, and beneficial owners of more than ten percent of Express common stock to file with the SEC reports of their initial ownership and changes in their ownership of Express stock and other equity securities. We are required to disclose in this proxy statement any late filings of such reports. Based solely on a review of copies of reports filed by the reporting persons furnished to us, or written representations from reporting persons, we believe that the reporting persons complied with all Section 16(a) filing requirements on a timely basis during 2015.

Audit Committee

Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditors. The Audit Committee relies on the expertise and knowledge of management, the internal audit function, and the independent auditor in carrying out these oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of the Company's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of the Company's system of internal control. The Company's independent auditor, PricewaterhouseCoopers LLP, an independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. PricewaterhouseCoopers LLP is also responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2015 with management.

2. The Audit Committee has discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

3. The Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.

4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended January 30, 2016 for filing with the SEC.

Each member of the Audit Committee meets the independence and financial literacy requirements of the SEC and the NYSE. The Board has determined that Mr. Archbold, Mr. Devine, and Ms. Mangum are audit committee financial experts under SEC rules and have accounting or related financial management expertise.

Audit Committee

Michael Devine, III, Chair
Michael Archbold
Mylle Mangum

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate fees billed to us by PricewaterhouseCoopers LLP, our independent auditor, in 2015 and 2014:

Services Rendered	Fees	
	2015	2014
Audit Fees[1]	$ 1,103,261	$ 1,115,439
Audit-Related Fees[2]	$ 19,000	$ 16,750
Tax Fees	$ —	$ —
All Other Fees[3]	$ 3,801	$ 3,118
Total	$ 1,126,062	$ 1,135,307

(1)	Audit Fees for 2015 and 2014 represent fees for professional services rendered by PricewaterhouseCoopers LLP in connection with the audit of our annual consolidated financial statements.

(2)	Audit-Related Fees for 2015 represent fees for consultation concerning the internal control of financial reporting associated with new system implementations. Audit-Related Fees for 2014 represent fees for consultation concerning the internal control of financial reporting associated with new system implementations and services related to the review of work papers.

(3)	All other fees for 2015 and 2014 represent subscription fees for software to assist management with its financial reporting obligations.

We have a policy that requires the Audit Committee, or the Audit Committee Chair under a limited delegation of authority from the Audit Committee, to pre-approve all audit and non-audit services to be provided by our independent auditor and to consider whether the provision of non-audit services is compatible with maintaining the independence of our independent auditor in deciding whether to approve non-audit services. Any pre-approvals made by the Audit Committee Chair under the limited delegation of authority are reported to the full Audit Committee at the next regularly scheduled meeting. All services performed by our independent auditor in 2015 and 2014 were pre-approved in accordance with the policy. As a general matter, it is the Audit Committee's preference that any non-audit services be provided by a firm other than our independent auditor absent special circumstances.

Advisory Vote to Approve Executive Compensation (Say-on-Pay) (Proposal No. 2)

We are seeking an advisory (non-binding) vote from our stockholders to approve the compensation of our named executive officers (our "NEOs") for 2015 as disclosed in this proxy statement. At our 2015 annual meeting of stockholders, our 2014 executive compensation program received the support of approximately 60% of the votes cast, with each of our five largest stockholders voting in favor of our executive compensation program and eight of our ten largest stockholders voting in favor of our executive compensation program. Although we received strong support from our largest stockholders, the level of support we received in 2015 was significantly less than the 95% support we received for our executive compensation program at our 2014 annual meeting, and the 94% support we received at our 2013 annual meeting, even though the overall objectives and design of our executive compensation program remained the same.

In an effort to understand the reduction in support, following our 2015 Annual Meeting, we reached out to 20 of our largest stockholders, representing over a majority of our then outstanding shares, to solicit feedback on our executive compensation program and other corporate governance matters. Our head of investor relations and corporate secretary held discussions with each stockholder who desired to engage with us and gathered valuable feedback that was shared with and discussed by our Board of Directors and the Compensation and Governance Committee.

Stockholders who voted against our say-on-pay proposal in 2015 and provided us with feedback regarding their vote indicated that they voted against our executive compensation program due to our former CEO's 2014 compensation package and the acceleration of certain equity awards in connection with his retirement at the end of 2014. Notably, these stockholders, along with all other stockholders we spoke to, provided positive feedback with respect to the structure of Mr. Kornberg's compensation package for 2015 and did not request any changes to it.

Accordingly, we believe that the areas of concern raised by stockholders with respect to our CEO compensation arrangements in 2014 were addressed in 2015 with Mr. Kornberg's new compensation package. See "Compensation Discussion and Analysis—Executive Compensation Objectives and Practices—Outcome of 2015 Say-On-Pay Vote and Stockholder Engagement" on page 25 for more information.

The core objectives that serve as the foundation for our executive compensation program are:

- *Pay for Performance*. A significant portion of our executives' compensation is variable and is tied to achievement of financial performance targets and changes in the Company's stock price.
- *Pay Competitively*. We are committed to providing an executive compensation program that allows us to compete effectively for, obtain, and retain, the executive talent necessary to successfully execute our strategic plans.
- *Pay Responsibly*. Our compensation program is designed to align the interests of our executive officers with our stockholders and to discourage excessive risk taking.

In deciding how to vote on this proposal, we urge our stockholders to read the "Compensation Discussion and Analysis" beginning on page [_] of this proxy statement, which describes in more detail our compensation objectives and elements of our executive compensation program, as well as the Summary Compensation Table and other related compensation tables and narrative appearing on pages 38 through 43, which provide additional information on the compensation of our NEOs.

We are asking stockholders to approve, on an advisory basis, the compensation of our NEOs for 2015 as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and related compensation tables, and the notes and narrative discussion following the compensation tables in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation program for our NEOs as described in this proxy statement.

Although this vote is non-binding, the Board and the Compensation and Governance Committee value the opinions of our stockholders and will consider the outcome of the vote when making future decisions concerning executive compensation. Furthermore, stockholders are welcome to bring any specific concerns regarding executive compensation to the attention of the Board or the Compensation and Governance Committee at any time throughout the year. Please refer to "Corporate Governance—Communications with the Board" on page 16 of this proxy statement for information about communicating with the Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THIS PROPOSAL.

Ratification of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2016 (Proposal No. 3)

The Audit Committee has appointed PricewaterhouseCoopers LLP, an independent registered public accounting firm, to serve as our independent auditor for 2016. PricewaterhouseCoopers LLP served in this capacity for us in 2014 and 2015. As a matter of good corporate governance, the Audit Committee submits its selection of our independent auditor to our stockholders for ratification. If the stockholders fail to ratify the selection, the Audit Committee will review its future selection of an independent registered public accounting firm in light of that result. Even if stockholders ratify the selection, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during fiscal 2016 if it determines that such a change would be in the best interests of the Company and our stockholders.

Additional information concerning the Audit Committee and services rendered by and fees paid to PricewaterhouseCoopers LLP is presented on pages 53 and 54. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016.**

Other Matters

The Board knows of no other matters to be brought before the Annual Meeting. However, if other matters should come before the meeting, each of the persons named as a proxy will vote as recommended by the Board or, if no recommendation is given, in his or her discretion on such matters.

Additional Information

Proxy Solicitation Expenses

We will pay the expense of preparing, assembling, printing, and mailing the proxy statement, proxy card, and other related materials used in the solicitation of proxies. We have retained D.F. King & Co., Inc. to act as a proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay D.F. King & Co., Inc. $8,500, plus reasonable out-of-pocket expenses, for proxy solicitation services. We will reimburse banks, brokerage firms, and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions. Officers and regular employees of Express may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, facsimile, or other electronic means.

Stockholder Proposals for Inclusion in the 2017 Annual Meeting Proxy Statement

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the 2017 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 of the Exchange Act. To be eligible for inclusion, stockholder proposals must be submitted in writing to the Office of the Corporate Secretary, Express, Inc., 1 Express Drive, Columbus, OH 43230 and must be received no later than January 5, 2017 unless the date of our 2017 annual meeting is changed by more than 30 days from June 8, 2017, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials.

Other Stockholder Proposals

Our Bylaws require that any stockholders who intend to present an item of business, including nominees for election as directors, at the 2017 annual meeting (other than a stockholder proposal submitted for inclusion in our 2017 proxy statement) must provide notice of such business to the Office of the Corporate Secretary, Express, Inc., 1 Express Drive, Columbus, OH 43230 between Wednesday, February 8, 2017 and the close of business on Friday, March 10, 2017. The notice must contain the information required by our Bylaws, which are posted on our website.

Electronic Delivery

Instead of receiving paper copies of our annual report and proxy statement in the mail, registered stockholders can elect to receive these communications electronically. For additional information and to elect this option, please access www.computershare.com/investor.

Many brokers and banks also offer electronic delivery of proxy materials to their clients. If you are a beneficial stockholder, you may contact your broker or bank to find out whether this service is available to you. If your broker or bank uses Broadridge Investor Communications Services, you can elect to receive future proxy materials electronically at www.investordelivery.com.

Delivery of Proxy Materials to Households

We have adopted a procedure called "householding," which has been approved by the SEC. Accordingly, we will deliver only one copy of this proxy statement and one copy of our Annual Report to multiple registered stockholders who share an address unless we have received contrary instructions from one or more of the stockholders. Stockholders who share an address will continue to receive separate proxy cards. If you are a stockholder, share an address and last name with one or more other stockholders, and would like to revoke your householding consent or you are a stockholder eligible for householding and would like to participate in householding, please contact Broadridge, either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

A number of brokerage firms have instituted householding. If you hold your shares through a broker, bank, or other nominee, please contact your broker, bank, or other nominee to request information about householding.

Incorporation by Reference

Neither the Compensation and Governance Committee Report nor the Audit Committee Report shall be deemed soliciting material or filed with the SEC and none of them shall be deemed incorporated by reference into any prior or future filings made by us under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate such information by reference. In addition, this document includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this document.

Availability of SEC Filings, Code of Conduct, and Committee Charters

Copies of our reports on Forms 10-K, 10-Q, 8-K, and all amendments and exhibits to those reports filed with the SEC, and our Code of Conduct, and the charters of the Audit and the Compensation and Governance Committees, and any reports of beneficial ownership of our common stock filed by executive officers, directors, and beneficial owners of more than 10% of our outstanding common stock are posted on and may be obtained through the investor relations section of our website, at www.express.com/investor, or may be requested in print, at no cost, by telephone at (888) 423-2421, by email at IR@express.com, or by mail at Express, Inc., 1 Express Drive, Columbus, OH 43230, Attention: Investor Relations.

Appendix A

Information About Non-GAAP Financial Measures

Adjusted earnings per diluted share is a supplemental measure of financial performance that is not required by, or presented in accordance with GAAP. Adjusted earnings per diluted share is used as a performance measure under our long-term equity incentive program for purposes of determining the number of performance-based restricted stock units that are ultimately earned. We believe that this non-GAAP measure provides meaningful information to assist stockholders in understanding our financial results and assessing our prospects for future performance. Management believes adjusted earnings per diluted share is an important indicator of our operations because it excludes items that may not be indicative of, or are unrelated to, our core operating results, and provides a better baseline for analyzing trends in our underlying business. Because non-GAAP financial measures are not standardized, it may not be possible to compare our measure of adjusted earnings per diluted share with other companies' non-GAAP financial measures having the same or similar names. Adjusted earnings per diluted share should not be considered in isolation or as a substitute for reported earnings per diluted share. Adjusted earnings per diluted share reflects an additional way of viewing our operations that, when viewed with our GAAP results and the below reconciliations to the corresponding GAAP financial measure, provides a more complete understanding of our business. We strongly encourage investors and stockholders to review our financial statements included in our Annual Report and not to rely on any single financial measure.

The following table presents adjusted net income and adjusted earnings per diluted share for 2014 and 2015. For 2015, adjusted net income and adjusted earnings per diluted share eliminate the non-core operating costs incurred in connection with the redemption of our Senior Notes in the first quarter of 2015.

	2015	2014*
	(in thousands)	
Adjusted Net Income	$122,429	$68,325
Adjusted Earnings Per Diluted Share	$ 1.45	$ 0.81

*   No adjustments were made to net income or earnings per diluted share for 2014.

The table below reconciles the non-GAAP financial measures, adjusted net income and adjusted earnings per diluted share, with the most directly comparable GAAP financial measures, net income and earnings per diluted share. No adjustments were made to net income or earnings per diluted share for 2014, and therefore no tabular reconciliation has been included for 2014.

(in thousands, except per share amounts)	2015		
	Net Income	Earnings Per Diluted Share	Weighted Average Diluted Shares Outstanding
Reported GAAP Measure	$ 116,513	$ 1.38	84,591
Interest Expense[(a)]*	$ 5,916	$0.07	
Adjusted Non-GAAP Measure	$122,429	$ 1.45	

(a)   Includes the redemption premium paid, the write-off of unamortized debt issuance costs, and the write-off of the unamortized debt discount related to the redemption of all $200.9 million of our Senior Notes.

*   Items were tax affected at our statutory rate of approximately 39% for 2015.

Driving Directions to Annual Meeting

Directions to Express, Inc. corporate headquarters located at 1 Express Drive, Columbus, Ohio 43230:

From the North

Take I-71 South to 270 South. Take I-270 South for approximately 5.4 miles to the Morse Road exit (#32). Turn left at the end of exit ramp onto Morse Road. Pass under the interstate. Make your first right onto Express Drive through Gate 1 and follow signs.

From the South

Take I-71 North to I-670 East to I-270 North. Take I-270 North for approximately 3 miles to the Morse Road exit (#32). At the end of the exit ramp, turn right onto Morse Road and make your first right onto Express Drive through Gate 1 and follow signs.

From the East

Take I-70 West to I-270 North. Follow I-270 North approximately 6 miles to the Morse Road exit (#32). At the end of the exit ramp, turn right onto Morse Road and make your first right onto Express Drive through Gate 1 and follow signs.

From the West

Take I-70 East to I-71 North. Follow I-71 North for approximately .8 miles to I-670 East. Take I-670 East to I-270 North. Take I-270 North for approximately 3 miles to the Morse Road exit (#32). At the end of the exit ramp, turn right onto Morse Road and make your first right onto Express Drive through Gate 1 and follow signs.

From Port Columbus Airport

Take Airport Road out of Port Columbus to I-670 East. Take I-670 East to I-270 North. Take I-270 North for approximately 3 miles to the Morse Road exit (#32). At the end of the exit ramp, turn right onto Morse Road and make your first right onto Express Drive through Gate 1 and follow signs.

EXPRESS